Exhibit 99.4

Execution Version

acquisition AGREEMENT

OPTA MINERALS INC.

- and –

WEDGE ACQUISITION HOLDINGS INC.

- and –

WEDGE ACQUISITION INC.

- and –

Speyside Equity Fund I LP

February 11, 2016

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2

1.1	Definitions	2
1.2	Construction and Interpretation	12
1.3	Currency	13
1.4	Knowledge	13
1.5	Disclosure Letter	13
1.6	Schedules	13

ARTICLE 2 THE AMALGAMATION		14

2.1	Amalgamation	14
2.2	Circular and Meeting	14
2.3	Requisite Approval	16
2.4	Articles of Amalgamation and Effective Date	16
2.5	Opta Minerals Board Approval	17
2.6	Payment of Consideration	17
2.7	U.S. Restrictions on Consideration	18
2.8	Announcement and Shareholder Communications	18
2.9	Withholding Taxes	18
2.10	List of Securityholders	18
2.11	Closing	19

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF OPTA MINERALS		19

3.1	Representations and Warranties	19
3.2	Survival of Representations and Warranties	19

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE ACQUIROR PARENT, THE ACQUIROR AND THE GUARANTOR		19

4.1	Representations and Warranties	19
4.2	Survival of Representations and Warranties	19

ARTICLE 5 COVENANTS		19

5.1	Covenants of Opta Minerals Regarding the Conduct of Business	19
5.2	Covenants of Opta Minerals Relating to the Amalgamation	22
5.3	Covenants of the Acquiror Parent and the Acquiror Relating to the Amalgamation	23
5.4	Pre-Acquisition Reorganization	24
5.5	Option Plan	24

ARTICLE 6 CONDITIONS		24

6.1	Mutual Conditions Precedent	24
6.2	Conditions Precedent to the Obligations of the Acquiror	25
6.3	Conditions Precedent to the Obligations of Opta Minerals	26
6.4	Notice and Cure Provisions	27
6.5	Satisfaction of Conditions	27

ARTICLE 7 COVENANTS RELATING TO ACQUISITION PROPOSALS		27

7.1	Non-Solicitation	27
7.2	Notification of Acquisition Proposals	29
7.3	Responding to Acquisition Proposals and Superior Proposals	29

ARTICLE 8 OTHER COVENANTS		32

8.1	Further Assurances	32
8.2	Access	33
8.3	Shareholder Claims	33
8.4	Insurance and Indemnification	33
8.5	Regulatory Filings and Approvals	34
8.6	Co-operation Regarding Regulatory Filings and Approvals	34
8.7	Alternative Transaction	34
8.8	Tax Election	35
8.9	Guarantee by Guarantor	35

ARTICLE 9 TERM, TERMINATION, AMENDMENT, WAIVER AND EXPENSES		35

9.1	Term	35
9.2	Termination	35
9.3	Termination Payment	37
9.4	Effect of Termination	38
9.5	Remedies	38
9.6	Expenses	38

ARTICLE 10 GENERAL PROVISIONS		39

10.1	Amendment	39
10.2	Waiver	39
10.3	Notices	39
10.4	Governing Law	40
10.5	Privacy	41
10.6	Time of Essence	41
10.7	Entire Agreement	41
10.8	Severability	41
10.9	Assignment	42
10.10	No Liability	42
10.11	No Third Party Beneficiaries	42
10.12	Contra Proferentum	42
10.13	Counterparts	42

Acquisition AGREEMENT

THIS AGREEMENT made as of the 11th day of February, 2016,

BETWEEN:

WEDGE ACQUISITION HOLDINGS INC.

a corporation existing under the laws of British Columbia,

(hereinafter referred to as the "Acquiror Parent"),

- and -

WEDGE ACQUISITION INC.

a corporation existing under the laws of Canada,

(hereinafter referred to as the "Acquiror"),

- and -

SPEYSIDE EQUITY FUND I LP,

acting through its general partner Speyside I GP LLC,

(hereinafter referred to as the "Guarantor"),

- and -

OPTA MINERALS INC.,

a corporation existing under the laws of Canada,

(hereinafter referred to as "Opta Minerals").

WHEREAS the Acquiror, a wholly-owned subsidiary of the Acquiror Parent, desires to acquire all of the issued and outstanding Common Shares of Opta Minerals pursuant to an amalgamation of the Acquiror and Opta Minerals under Section 181 of the CBCA, other than the Common Shares held by the Interested Shareholder;

AND WHEREAS immediately prior to the Amalgamation, the Common Shares of Opta Minerals held by the Interested Shareholder will be transferred by the Interested Shareholder to the Acquiror Parent in consideration for Class A shares of the Acquiror Parent, and such Common Shares will be transferred by the Acquiror Parent to the Acquiror in consideration for common shares of Acquiror;

AND WHEREAS the Board has determined (with Mr. Rumbold as an interested director abstaining), following the receipt and review of recommendations from the Special Committee, that the Amalgamation is fair to the Shareholders (other than the Excluded Shareholders) and that the Amalgamation is in the best interests of Opta Minerals and, accordingly, has resolved (with Mr. Rumbold as an interested director abstaining), subject to the terms of this Agreement, to recommend that the Shareholders vote in favour of the Amalgamation Resolution;

AND WHEREAS the Guarantor is entering into this Agreement for the sole purpose of providing a guarantee upon the terms set forth in Section 8.9;

AND WHEREAS contemporaneously herewith, the Acquiror Parent and the Acquiror have entered into Support Agreements with the Locked-Up Shareholders, pursuant to which, among other things, such holders have agreed to vote in favour of the Amalgamation all of the Common Shares now held or hereafter acquired by them, on the terms and subject to the conditions set forth in such Support Agreements;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each Party, the Parties hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations shall have the corresponding meanings:

"Acceptable Confidentiality Agreement" means a confidentiality agreement providing access to non-public information concerning Opta Minerals and the Opta Minerals Subsidiaries to any person (other than the Acquiror Parent, the Acquiror or any of their affiliates), such confidentiality agreement containing substantially the same terms and conditions as the Confidentiality Agreement;

"Acquiror" means Wedge Acquisition Inc., a corporation existing under the laws of Canada;

"Acquiror Parent" means Wedge Acquisition Holdings Inc., a corporation existing under the laws of British Columbia;

"Acquisition Proposal" means, other than the transactions contemplated by this Agreement, any offer, proposal, expression of interest, or inquiry (written or oral) from any person or group of persons (other than the Acquiror Parent, the Acquiror, the Guarantor or any of their affiliates) after the date hereof relating to:

(a)	a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding-up or other similar transaction involving Opta Minerals or any Opta Minerals Subsidiary;

(b)	any take-over bid, tender offer or exchange offer for any class of voting or equity securities (or any securities exchangeable for or convertible into voting or equity securities) of Opta Minerals or any Opta Minerals Subsidiary;

(c)	any sale (or any lease, joint venture, licensing, long-term supply agreement or other arrangement having the same economic effect as a sale), direct or indirect, of assets of Opta Minerals or any Opta Minerals Subsidiary;

(d)	any sale of shares or equity interest (or securities exchangeable for or convertible into such shares or equity interest) of Opta Minerals or any Opta Minerals Subsidiary, or

(e)	any similar transaction or series of transactions,

which, in any case, if consummated would result in such person or group of persons (other than the Acquiror Parent, the Acquiror, the Guarantor or any of their affiliates) beneficially owning 20% or more of the voting rights attached to any class of shares or other equity interests of Opta Minerals or beneficially owning assets representing 20% or more of the fair market value of the assets of Opta Minerals and the Opta Minerals Subsidiaries on a consolidated basis or contributing 20% or more of the consolidated revenue of Opta Minerals and the Opta Minerals Subsidiaries;

"affiliate and "associate" have the meanings respectively ascribed thereto under the Securities Act;

"Agreement" means this acquisition agreement, including all Schedules annexed hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

"Alternative Transaction" has the meaning ascribed thereto in Section 8.7;

"Amalco" means the company resulting from the Amalgamation;

"Amalco Redeemable Shares" has the meaning ascribed thereto in the Amalgamation Agreement;

"Amalgamation" means the amalgamation of Opta Minerals and the Acquiror under the provisions of Section 181 of the CBCA on the terms and conditions set out in the Amalgamation Agreement;

"Amalgamation Agreement" means the amalgamation agreement in the form attached as Schedule A, with such amendments or variations thereto as are acceptable to the Acquiror Parent, the Acquiror and Opta Minerals, each acting reasonably;

"Amalgamation Resolution" means the special resolution of Shareholders approving the Amalgamation to be considered at the Meeting;

"Articles of Amalgamation" means the articles confirming the Amalgamation to be filed with the Director under the CBCA;

"Authorization" means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation;

"Board" means the board of directors of Opta Minerals;

"Board Approval" has the meaning ascribed thereto in Section 2.5(b);

"Business Day" means any day, other than a Saturday or a Sunday, on which commercial banks located in Toronto, Ontario, and New York, New York, are open for the conduct of business;

"CBCA" means the Canada Business Corporations Act;

"Change in Recommendation" has the meaning ascribed thereto in Section 7.1(a);

"Circular" means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time;

"Common Shares" means the common shares of Opta Minerals, including common shares issued on the exercise of Options, and “Common Share” means any one common share of Opta Minerals;

"Confidentiality Agreement" means the confidentiality agreement dated as of June 19, 2015 between Speyside Equity and Opta Minerals;

"Consideration" means, collectively, the Share Consideration and the Option Consideration;

"Contract" means any contract, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership, note, instrument or other agreement or obligation (whether written or oral) to which Opta Minerals or any Opta Minerals Subsidiary is a party or by which Opta Minerals or any Opta Minerals Subsidiary is bound or affected or to which any of their respective properties or assets is subject;

"Depositary" means Equity Financial Trust Company;

"Diligence Period" has the meaning set forth in Section 7.3(a)(ii);

"Director" means the Director appointed pursuant to Section 260 of the CBCA;

"Disclosure Letter" means the disclosure letter delivered by Opta Minerals to the Acquiror Parent and the Acquiror contemporaneously with the execution and delivery of this Agreement;

"Dissent Rights" means the rights of dissent under Section 190 of the CBCA in respect of the Amalgamation;

"Effective Date" means the third (3rd) Business Day immediately following the date on which all the conditions set forth in Article 6 are satisfied or waived (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date), or such other Business Day as may be agreed upon by the Parties.

"Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date;

“Employees” means those individuals employed by Opta Minerals or any Opta Minerals Subsidiary, on a full-time, part-time or temporary basis, including those employees of Opta Minerals or an Opta Minerals Subsidiary on disability leave, parental leave or other absence;

“Employee Plans” has the meaning set forth in Section 18(a) of Schedule B – “Representations and Warranties of Opta Minerals”;

"Encumbrance" includes any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, adverse claim or other encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

"Environmental Laws" means all applicable laws, statutes, regulations, ordinances, and by-laws (whether, federal, provincial, state, territorial or municipal) relating to the pollution of the environment, the protection, preservation or remediation of the environment, or relating to the storage, handling, transportation, use, release or disposal of Hazardous Substances;

"Environmental Permits" includes all orders, permits, certificates, approvals, consents, registrations, authorizations, exemptions and licences issued by or filings with any authority having competent jurisdiction under applicable Environmental Laws;

"Estimated Transaction Costs" means the aggregate amount of any and all fees and expenses incurred or to be incurred by Opta Minerals up to the Effective Date in connection with the negotiation, preparation and execution of this Acquisition Agreement, the Amalgamation Agreement, the Meeting or the Circular and the other transactions contemplated herein, including, but not limited to, legal fees and expenses, investment banking fees, financial advisory fees and expenses (including any fees payable on the rendering of any opinion, including the Fairness Opinion, or the consummation of the Amalgamation), change of control and retention payments to management and employees, costs of Opta Mineral’s D&O liability run-off insurance valid for six (6) years following the Effective Date, fees payable to directors, printing and mailing costs of the Circular, transfer agent fees and any other out-of-pocket costs and expenses incurred in connection with this Acquisition Agreement, the Amalgamation Agreement and other transactions contemplated herein, provided, however, that the payments referred to in Section 1.1 of the Disclosure Letter are each to be excluded from the Estimated Transaction Costs and shall therefore not be deducted from the Share Consideration. As of the date hereof, the aggregate amount of Estimated Transaction Costs is $3,138,950 and such amount shall be updated prior to the mailing of the Circular as contemplated in Section 2.6.

"Excluded Shareholders" has the meaning ascribed thereto in Section 2.5(a);

"Fairness Opinion" has the meaning ascribed thereto in Section 2.5(a);

"Financial Statements" means: (i) the unaudited consolidated financial statements of Opta Minerals as at and for the nine-month period ended September 30, 2015, together with the notes thereto; and (ii) the audited consolidated financial statements of Opta Minerals as at and for each of the fiscal years ended December 31, 2014 and 2013, together with the notes thereto and the auditors’ reports thereon;

"Financial Advisor" means Houlihan Lokey Capital, Inc.;

"Governmental Entity" means (i) any supranational, national, governmental, federal, provincial, state, territorial, municipal, quasi-governmental, administrative, judicial or regulatory authority, agency, board, bureau, commission, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing, including Securities Authorities; and (ii) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court;

"Guarantor" means Speyside Equity Fund I LP, acting through its general partner Speyside I GP LLC;

"Hazardous Substance" means, collectively, any contaminant, toxic, radioactive or hazardous substances or materials, dangerous goods or substances, pollutant or any other substance that when released to the natural environment is likely to cause, at some immediate or future time, material harm or degradation to the natural environment or material risk to human health and includes any substance, material, chemical or waste that is prohibited, controlled or regulated by any Governmental Entity;

"IFRS" means International Financial Reporting Standards;

"Interested Shareholder" means Stormvalley Investments B.V., the vote of which is required to be excluded from the "minority approval" requirement under MI 61-101;

"Laws" or "Law" means any applicable laws, including national, provincial, state, municipal, territorial and local laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, protocols, codes, guidelines, policies, notices, directions or other requirements of any Governmental Entity having the force of law;

"Leased Premises" has the meaning set forth in Section 22(c) of Schedule B – “Representations and Warranties of Opta Minerals”;

"Leasee" has the meaning set forth in Section 22(c) of Schedule B – “Representations and Warranties of Opta Minerals”;

"Leases" has the meaning set forth in Section 22(c) of Schedule B – “Representations and Warranties of Opta Minerals”;

"Locked-Up Shareholders" means the Specified Locked-Up Shareholders and each of the directors and officers of Opta Minerals (other than Mr. Beutel), who together hold not less than 69.20% of the issued and outstanding Common Shares as of the date hereof;

"Match Period" has the meaning ascribed thereto in Section 7.3(b)(v);

"Material Adverse Effect" means, in respect of Opta Minerals, a change, effect, event, fact or occurrence that is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities, capitalization, condition (financial or otherwise), operations or results of operations of Opta Minerals and the Opta Minerals Subsidiaries taken as a whole, other than any effect relating to or arising in connection with:

(a)	changes in general economic, business, regulatory or political conditions or securities, capital, credit, financial or banking markets generally, or any worsening thereof, in Canada, the United States or Europe;

(b)	changes in currency exchange rates, interest rates or inflation;

(c)	changes generally affecting any of the industries in which Opta Minerals and the Opta Minerals Subsidiaries conduct business;

(d)	the failure by Opta Minerals (in and of itself) to meet any earnings projections, forecasts or estimates, whether internal or previously publicly announced (it being understood that the causes underlying such failure may be taken into account in determining whether there has been a Material Adverse Effect);

(e)	any act of terrorism or any outbreak of hostility or war or declaration of national emergency or any escalation of any such event;

(f)	any natural disaster or act of God;

(g)	a change in the market trading price or trading volume of shares of Opta Minerals (it being understood that the causes underlying such change may be taken into account in determining whether there has been a Material Adverse Effect);

(h)	any generally applicable change in applicable Laws (other than orders, judgments or decrees against Opta Minerals or any of the Opta Minerals Subsidiaries); or

(i)	any generally applicable change in IFRS;

provided that any change, effect, event, fact or occurrence referred to in clauses (a), (b), (c), (e), (f), (h) and (i) above, does not, in any material respect, disproportionately adversely affect Opta Minerals and the Opta Minerals Subsidiaries taken as a whole, compared to other companies operating in the industry in which Opta Minerals and the Opta Minerals Subsidiaries operate;

"material change" has the meaning ascribed thereto in the Securities Act;

"Material Contracts" has the meaning set forth in Section 21(a) of Schedule B – “Representations and Warranties of Opta Minerals”;

"material fact" has the meaning ascribed thereto in the Securities Act;

"Meeting" means the special meeting of the Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with applicable Laws for the purpose of considering and approving the Amalgamation Resolution and all other matters requiring approval pursuant to the terms and conditions of this Agreement;

"MI 61-101" means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions;

"misrepresentation" has the meaning ascribed thereto in the Securities Act;

"Opta Minerals" means Opta Minerals Inc.;

"Opta Minerals Governing Documents" means Opta Minerals’ articles, by-laws or other constating documents;

"Opta Minerals Public Documents" means all documents filed by Opta Minerals with the Canadian Securities Administrators under Securities Laws (and available for review on SEDAR under Opta Minerals’ profile at www.sedar.com) since January 1, 2014;

"Opta Minerals Subsidiaries" means the Subsidiaries of Opta Minerals, as follows:

(a)	Opta Minerals (USA) Inc. (Delaware);

(b)	Bimac, Inc. (Michigan);

(c)	Virginia Materials Inc. (Delaware);

(d)	MTI 01-2006 Inc. (Delaware);

(e)	OPM 01-2006 Inc. (Delaware);

(f)	International Materials & Supplies, Inc. (Virginia);

(g)	Magnesium Technologies Corporation (Michigan);

(h)	Inland RC, L.L.C. (Michigan);

(i)	Opta Minerals a.s. (Slovakia);

(j)	Opta Minerals (Kosice) a.s. (Slovakia);

(k)	Opta Minerals Europe S.A.S. (France);

(l)	Opta Minerals AB (Sweden);

(m)	0966201 B.C. Unlimited Liability Company (British Columbia);

(n)	MTI 02-2013, L.L.C. (Delaware);

(o)	OPM 02-2013, L.L.C. (Delaware);

(p)	WGI Heavy Minerals, L.L.C. (Idaho);

(q)	Emerald Creek Garnet Ltd. (Idaho);

(r)	International Waterjet Parts, Inc. (Idaho);

(s)	Kominex Mineralmahlwerk GmbH (Germany); and,

(t)	Western Garnet (B) International Inc. (Barbados),

and “Opta Minerals Subsidiary” means any one of them;

"Option Consideration" means, in respect of each Option, a cash amount (in Canadian dollars) equal to the amount, if any, by which (i) the product obtained when (x) the number of Common Shares underlying such Option is multiplied by (y) the amount that the Share Consideration exceeds (ii) the aggregate exercise price payable under such Option by the holder thereof to acquire the Common Shares underlying such Option;

"Option Plan" means the stock option plan of Opta Minerals (as amended and restated as of April 27, 2011), as approved by the Shareholders;

"Options" means the outstanding options to purchase Common Shares granted under the Option Plan;

"Outside Date" means June 10, 2016, or such later date as the Parties may agree in writing;

"Parties" means Acquiror Parent, Acquiror and Opta Minerals, and "Party" means any of them;

"Per Share Estimated Transaction Cost" means the amount representing the Estimated Transaction Costs (as updated pursuant to Section 2.6) divided by the number of Common Shares issued and outstanding immediately prior to the date hereof. As of the date hereof, the Per Share Estimated Transaction Cost is $0.1731;

"Permitted Encumbrance" means:

(a)	liens for Taxes, assessments and governmental charges not due or due but for which notice of assessment has not been given;

(b)	liens for Taxes, assessments and governmental charges due and being contested in good faith and diligently by appropriate proceedings (and for the payment of which adequate provision has been made);

(c)	servitudes, easements, zoning restrictions, encroachments, reservations, rights-of-way and other similar rights in real property or any interest therein, provided the same are not of such nature as to materially, individually or in the aggregate, adversely affect the validity of title to or the value, marketability or use of the property subject thereto by Opta Minerals or the Opta Minerals Subsidiaries;

(d)	the reservations in any original grants from the Crown of any real property or interest therein and statutory exceptions to title that do not materially detract from the value of the real property concerned or materially impair its use in the operation of the business of Opta Minerals and the Opta Minerals Subsidiaries; and

(e)	the Encumbrances described in Schedule 1.1;

"person" includes an individual, general partnership, limited partnership, corporation, company, limited liability company, body corporate, joint venture, unincorporated organization, other form of business organization, trust, trustee, executor, administrator or other legal representative;

"Pre-Acquisition Reorganization" has the meaning ascribed thereto under Section 5.4;

"Real Properties" has the meaning set forth in Section 22(a) of Schedule B – “Representations and Warranties of Opta Minerals”;

"Required Contractual Consents" means those consents, approvals and notices required from, or required to be given to, any third-party in connection with the transactions contemplated by this Agreement and which are set out in Schedule D hereto;

"Required Regulatory Approvals" means those sanctions, rulings, consents, authorizations, orders, clearances, exemptions, permits and other approvals (including the waiver or lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, that are required to be obtained in connection with the transactions contemplated by this Agreement and which are set out in Schedule E hereto;

"Representative" means, in respect of a person, its subsidiaries and its affiliates and its and their directors, officers, employees, agents and representatives (including any financial, legal or other advisors);

"Securities Act" means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Securityholders" means, collectively, the holders of Common Shares and Options;

"Securities Laws" means all applicable Canadian provincial and territorial securities laws, including the respective regulations, rules, orders and policy statements made thereunder;

"Share Consideration" means, other than in respect of the Common Shares held by the Interested Shareholder, the consideration payable by Amalco for the redemption of the Amalco Redeemable Shares issued pursuant to the Amalgamation, as follows: (i) CDN$0.6933 per Common Share minus the Per Share Estimated Transaction Cost, payable entirely in cash (the "Cash Only Option"); or (ii) at the election of a Shareholder, CDN$0.5257 per Common Share minus the Per Share Estimated Transaction Cost, payable in cash, and a Subordinated Note in a principal amount of CDN$0.1676 per Common Share (the "Cash and Note Option"). Each Shareholder will be deemed to have elected the Cash Option with respect to their Common Shares unless such holder has deposited with the Depositary a duly completed and executed letter of transmittal and election form indicating that it has elected the Cash and Note Option prior to the election deadline indicated therein, together with all documents and certificates required to be accompanied therewith. For greater certainty, based on the Per Share Estimated Transaction Costs as of the date hereof prior to the update contemplated in Section 2.6: (i) under the Cash Only Option, CDN$0.5202 per Common Share would be payable in cash after deduction of the Per Share Estimated Transaction Costs, and (ii) under the Cash and Note Option, CDN$0.3526 per Common Share would be payable in cash after deduction of the Per Share Estimated Transaction Costs, together with a Subordinated Note in the principal amount of CDN$0.1676 per Common Share.

"Shareholder Approval" has the meaning ascribed thereto in Section 2.3;

"Shareholders" means the holders of Common Shares;

"Special Committee" means the special committee of independent directors of Opta Minerals formed in connection with the review of strategic alternatives of Opta Minerals;

"Specified Lock-Up Termination Event" means the valid termination of the Specified Support Agreements in accordance with their terms.

"Specified Locked-Up Shareholders" means SunOpta Inc. and Stormvalley Investments B.V., who together hold not less than 68.47% of the issued and outstanding Common Shares as of the date hereof;

"Specified Support Agreements" means, collectively, the support agreements dated as of the date hereof between the Acquiror Parent, the Acquiror and each of the Specified Locked-Up Shareholders;

"Subordinated Notes" means the subordinated unsecured notes of Amalco, having the terms set out in Schedule F hereto, issuable upon redemption of the Amalco Redeemable Shares immediately following the completion of the Amalgamation to those holders of Common Shares that elect to receive the Cash and Note Option, the whole as contemplated in the Amalgamation Agreement;

"subsidiary" means a “subsidiary” as defined in National Instrument 45-106 – Prospectus and Registration Exemptions;

"Superior Proposal" means a written Acquisition Proposal:

(a)	to purchase or otherwise acquire, directly or indirectly, (i) all of the Common Shares (not beneficially owned by the party making such Acquisition Proposal) and pursuant to which all Shareholders are offered the same consideration in form and amount per Common Share to be purchased or otherwise acquired, or (ii) all or substantially all of the assets of Opta Minerals and the Opta Minerals Subsidiaries taken as a whole;

(b)	that did not result from a breach of Article 7;

(c)	that complies with applicable Laws in all material respects;

(d)	in respect of which any required financing to complete such Acquisition Proposal has been obtained or committed, as demonstrated to the satisfaction of the Board, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel);

(e)	that is not subject to any due diligence condition;

(f)	that the Board has determined in good faith (after consultation with its financial advisors and outside legal counsel) (i) is reasonably capable of completion taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal, and (ii) would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable from a financial point of view to the Shareholders (other than the Acquiror and its affiliates) than the Amalgamation (including any adjustment to the terms and conditions of the Amalgamation proposed by the Acquiror pursuant to Section 7.3(c)); and

(g)	in respect of which the Board has determined in good faith (after receipt of advice from its outside legal counsel) that failure to recommend such Acquisition Proposal to Shareholders would be inconsistent with its fiduciary duties;

"Superior Proposal Notice" has the meaning ascribed thereto in Section 7.3(b)(iv);

"Support Agreements" means, collectively, the support agreements dated as of the date hereof between the Acquiror Parent, the Acquiror and each of the Locked-Up Shareholders;

"Tax Act" means the Income Tax Act (Canada) and regulations made thereunder, as now in effect and as they may be amended from time-to-time;

"Taxes" means, with respect to any person, all supranational, federal, provincial, state, local, branch or other taxes, including income, gross receipts, windfall profits, value added, severance, ad valorem, property, capital, net worth, production, sales, use, licence, excise, franchise, employment, environmental taxes, sales taxes, harmonized, use taxes, value added taxes, transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, pension plan premiums, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, mining taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes of any kind whatsoever imposed or charged by any Governmental Entity, together with any interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties, and any liability for the payment of any amount of the type described in this paragraph as a result of any obligation to indemnify any other person or as a result of being a transferee or successor in interest to any party;

"Termination Payment" has the meaning ascribed thereto in Section 9.3(a);

"Termination Payment Event" has the meaning ascribed thereto in Section 9.3(a);

"Transaction Personal Information" has the meaning ascribed thereto in Section10.5;

"TSX" means the Toronto Stock Exchange;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended; and

"U.S. Holder" means a “U.S. holder”, as such term is defined in Rule 800 under the U.S. Securities Act.

1.2	Construction and Interpretation

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Agreement and not to any particular Section of or Schedule to this Agreement;

(b)	references to an "Article", "Section", or "Schedule" followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement;

(c)	words importing the singular shall include the plural and vice-versa, and words importing gender shall include the masculine, feminine and neuter genders;

(d)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e)	if the date on which any action is required to be taken hereunder by any Party is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day;

(f)	unless otherwise specified, time periods within or following which any payment is to be made or act is to be done, shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day;

(g)	the terms “material” and “materially” shall, when used in this Agreement, be construed, measured or assessed on the basis of whether the matter would be material to or would materially affect a Party and its Subsidiaries taken as a whole;

(h)	references to any legislation or to any provision of any legislation shall include any legislative provision substituted therefor and all regulations, rules and interpretations issued thereunder or pursuant thereto, in each case as the same may have been or may hereafter be amended or re-enacted from time to time;

(i)	references to any agreement or document shall be to such agreement or document (together with all schedules and exhibits thereto), as it may have been or may hereafter be amended, supplemented, replaced or restated from time to time; and

(j)	wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.

1.3	Currency

Except where indicated otherwise, all dollar amounts referred to in this Agreement are expressed in United States dollars. For greater certainty, all Consideration payable to Securityholders pursuant to the Amalgamation is expressed in Canadian dollars.

1.4	Knowledge

References to the “knowledge of” when used in reference to the Acquiror Parent or the Acquiror means the actual knowledge of the President and the Secretary of the Acquiror Parent and the Acquiror, after reasonable inquiry into the relevant subject matter, and when used in reference to Opta Minerals means the actual knowledge of the Interim President and Chief Executive Officer, the Chief Financial Officer, the Executive Vice President and Corporate Secretary or the Vice President, Operations, of Opta Minerals, after reasonable inquiry into the relevant subject matter.

1.5	Disclosure Letter

Any reference to a matter being disclosed or set out in the Disclosure Letter shall mean disclosure in such section of the Disclosure Letter that corresponds to the relevant section of this Agreement.

1.6	Schedules

The Schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule 1.1	Permitted Encumbrances
Schedule A	Amalgamation Agreement

Schedule B	Representations and Warranties of Opta Minerals
Schedule C	Representations and Warranties of the Acquiror and the Acquiror Parent
Schedule D	Required Contractual Consents
Schedule E	Required Regulatory Approvals
Schedule F	Terms of the Subordinated Notes
Schedule G	Amendments to Credit Facilities

ARTICLE 2

THE AMALGAMATION

2.1	Amalgamation

Subject to the terms and conditions of this Agreement, Opta Minerals and the Acquiror shall amalgamate under the provisions of the CBCA on the terms and conditions set forth in the Amalgamation Agreement.

2.2	Circular and Meeting

(a)	As soon as is practicable after the date hereof, Opta Minerals shall prepare, in consultation with the Acquiror, the Circular which, together with any other documents required by applicable Laws in connection with the Meeting, shall be prepared in accordance with applicable Laws. The Circular shall, subject to Article 7, reflect the Board Approval, include a statement that each director and executive officer of Opta Minerals (other than Mr. Beutel) has agreed to vote all of the Common Shares held by such persons in favour of the Amalgamation Resolution, subject to the terms of the applicable Support Agreements, and include a written copy of the Fairness Opinion. The Circular shall also include any disclosure required to be made to qualify any benefits to be received by related parties of Opta Minerals for the exceptions to the definition of "collateral benefit" under MI 61-101, if applicable. For greater certainty, in the event that the Fairness Opinion is withdrawn by the Financial Advisor following the date hereof or the Financial Advisor does not consent to its inclusion in the Circular as a result of modified facts or otherwise, Opta Minerals shall prepare and mail the Circular in accordance with this Section 2.2(a) without including a copy of the Fairness Opinion, and Opta Minerals may then update its recommendation and disclosure on such basis but Opta Minerals shall remain obligated to mail the Circular and hold the Meeting as contemplated in this Section 2.2 .

(b)	Prior to the printing of the Circular and during the course of its preparation, and in any event no later than five (5) Business Days prior to the printing of the Circular, Opta Minerals shall provide the Acquiror and its counsel with timely and reasonable opportunity to review and comment on the Circular and other related meeting materials, and Opta Minerals will incorporate therein all reasonable comments made by the Acquiror and its counsel.

(c)	Opta Minerals shall ensure that the Circular complies in all material respects with all applicable Laws and, without limiting the generality of the foregoing, that the Circular does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating exclusively to and provided by the Acquiror Parent or the Acquiror for inclusion in the Circular). Opta Minerals shall ensure that the Circular complies in all material respects with National Instrument 51-102 – Continuous Disclosure Requirements and Form 51-102F5 thereunder adopted by the Canadian Securities Administrators.

(d)	The Acquiror Parent and the Acquiror shall provide to Opta Minerals for inclusion in the Circular such information regarding the Acquiror Parent and the Acquiror as is required by applicable Law to be included in the Circular. Each of the Acquiror Parent and the Acquiror represents, warrants and covenants that any information it provides to Opta Minerals for inclusion in the Circular will be accurate and complete in all material respects as of the relevant date of such information and will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

(e)	As soon as practicable after the date hereof (and in any event no later than March 2, 2016 or such other date as is agreed upon by the Parties), provided that each of the Acquiror Parent and the Acquiror has furnished the information required under Section 2.2(d), Opta Minerals shall cause the Circular, together with other documents required by applicable Laws in connection with the Meeting, to be sent to the Shareholders and filed as required by applicable Laws, and Opta Minerals shall call and hold the Meeting, in accordance with the Opta Minerals Governing Documents and applicable Laws.

(f)	Opta Minerals shall (with the Acquiror Parent, the Acquiror and their counsel) diligently do all such reasonable acts and things as may be necessary to comply in all material respects with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer adopted by the Canadian Securities Administrators in connection with the Meeting and, without limiting the generality of the foregoing, shall call and hold the Meeting as soon as practicable (and in any event by no later than April 1, 2016 or on such other Business Day as is agreed upon by the Parties in writing), under the accelerated timing contemplated by Section 2.20 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.

(g)	Subject to Article 7, Opta Minerals shall use its commercially reasonable efforts to secure the approval of the Amalgamation Resolution by Shareholders and solicit proxies for the approval of the Amalgamation Resolution in accordance with applicable Laws (it being understood that Opta Minerals shall not be required to engage or pay for any proxy solicitation agent in connection therewith). Opta Minerals shall (i) advise the Acquiror and its designated Representatives, at such times as the Acquiror may reasonably request, and on a daily basis on each of the last seven (7) Business Days prior to the Meeting, as to the aggregate tally of the proxies received by Opta Minerals in respect of the Amalgamation Resolution and any other matters to be considered at the Meeting, and (ii) cooperate with the Acquiror and any dealer, solicitation agent or other Representative of the Acquiror hired by the Acquiror to assist in the solicitation of proxies in respect of the Meeting.

(h)	Opta Minerals shall promptly provide the Acquiror and the Acquiror Parent with a copy of any purported exercise of Dissent Rights and written communications with any Shareholder purportedly exercising such Dissent Rights and shall not, except as required by the CBCA, communicate with any Shareholder exercising or purporting to exercise Dissent Rights or settle or compromise any action brought by any present, former or purported holder of any of its securities in connection with the Amalgamation or the other transactions contemplated by this Agreement, without the prior consent of the Acquiror.

(i)	The Meeting shall be held in Toronto, Ontario or Waterdown, Ontario on a Business Day to be agreed upon by the Parties, acting reasonably, but in any event by no later than April 1, 2016. Opta Minerals shall not adjourn, postpone or cancel (or propose to adjourn, postpone or cancel) the Meeting, except with the Acquiror's prior written consent, or if quorum is not present at the Meeting, in which case the Meeting shall be adjourned and not cancelled.

(j)	Opta Minerals shall provide notice to the Acquiror Parent and the Acquiror of the Meeting and allow their Representatives to attend the Meeting.

(k)	Opta Minerals, on the one hand, and the Acquiror Parent and the Acquiror, on the other hand, shall each promptly notify the other if at any time before the Meeting it becomes aware (in the case of Opta Minerals only with respect to Opta Minerals and in the case of the Acquiror Parent and the Acquiror only with respect to the Acquiror Parent and the Acquiror) that the Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the Circular, as required or appropriate, and Opta Minerals shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Circular as required by applicable Laws.

(l)	Notwithstanding the receipt by Opta Minerals of any Superior Proposal in accordance with Article 7 or a Change of Recommendation by Opta Minerals, Opta Minerals shall continue to take all steps necessary to hold the Meeting and to cause the Amalgamation Resolution to be voted on at the Meeting and not propose to adjourn or postpone the Meeting other than as contemplated by Section 2.2(i).

2.3	Requisite Approval

The required level of approval for the Amalgamation Resolution at the Meeting shall be: (i) two-thirds of the votes cast on the Amalgamation Resolution by Shareholders present in person or by proxy at the Meeting; and (ii) a majority of the votes attached to Common Shares held by shareholders present in person or by proxy at the Meeting excluding for this purpose votes attached to the Common Shares of the Interested Shareholder (the "Shareholder Approval").

2.4	Articles of Amalgamation and Effective Date

On the Effective Date, Opta Minerals, with the cooperation and the participation of the Acquiror, shall file the Articles of Amalgamation with the Director pursuant to section 185 of the CBCA to give effect to the Amalgamation. The Articles of Amalgamation shall be in a form acceptable to the Acquiror Parent, the Acquiror and Opta Minerals, each acting reasonably. The Amalgamation shall become effective on the Effective Date and the steps to be completed pursuant to the Amalgamation shall become effective on the Effective Date in the order set forth in the Amalgamation Agreement. Opta Minerals hereby acknowledges and agrees that it will not file Articles of Amalgamation in respect of the Amalgamation unless the conditions in Article 6 have been satisfied or waived.

2.5	Opta Minerals Board Approval

Opta Minerals hereby represents and warrants to and in favour of each of the Acquiror Parent and the Acquiror, and acknowledges that each of the Acquiror Parent and the Acquiror is relying upon such representations and warranties in entering into this Agreement, that, as of the date hereof:

(a)	the Financial Advisor has rendered its opinion to the Board to the effect that, as of the date of such opinion, and subject to the assumptions, limitations, qualifications and other matters considered in connection with the preparation of such opinion, and treating the conversion of the Common Shares into the Amalco Redeemable Shares pursuant to the Amalgamation and the subsequent redemption for cash of such Amalco Redeemable Shares by Amalco as a single, unitary transaction, the cash redemption consideration to be received by the holders of Common Shares (other than the Excluded Shareholders) upon the redemption of the Amalco Redeemable Shares to be issued to the holders of Common Shares (other than the Excluded Shareholders) upon conversion of the Common Shares pursuant to the Amalgamation is fair from a financial point of view to such holders of Common Shares (other than the Excluded Shareholders); it being understood that, for purposes of such opinion, the term "Excluded Shareholders" means the Interested Shareholder and those holders of Common Shares that elect to receive the Cash and Note Option (the "Fairness Opinion");

(b)	the Board, following the receipt and review of recommendations from the Special Committee, has determined (with Mr. Rumbold as an interested director abstaining) that the Amalgamation is fair to the Shareholders (other than the Excluded Shareholders) and is in the best interests of Opta Minerals, and accordingly has approved (with Mr. Rumbold as an interested director abstaining) the entering into of this Agreement and the Amalgamation Agreement, and the making of a recommendation that Shareholders vote all of their Common Shares in favour of the Amalgamation Resolution (collectively, the "Board Approval"); and

(c)	each member of the Board (other than Mr. Beutel) and each officer of Opta Minerals has advised Opta Minerals that he intends to vote all Common Shares held by him in favour of the Amalgamation Resolution and that the press release announcing the Amalgamation may so reference such statement of intention and references to such intention may be made in the Circular.

2.6	Payment of Consideration

The amount of Estimated Transaction Costs to be deducted from the Share Consideration shall be updated and relevant supporting documents with respect to such update shall be provided to the Acquiror Parent and the Acquiror by Opta Minerals as of the date that is three (3) Business Days prior to the mailing of the Circular, and the revised amount of the Share Consideration reflecting such update shall be publicly announced by press release concurrently with the mailing of the Circular or its filing at www.sedar.com.

The Acquiror (or the Acquiror Parent on behalf of the Acquiror) shall, no later than the Effective Date, provide the Depositary with sufficient funds and Subordinated Notes in escrow (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) to pay in full: (i) the aggregate Share Consideration (for the redemption of all of the Amalco Redeemable Shares issued pursuant to the Amalgamation to the holders of the Common Shares (other than, for greater certainty, the Common Shares held by the Interested Shareholder which will be transferred to the Acquiror Parent and then to the Acquiror prior to the Amalgamation as indicated in the Recitals to this Agreement, and will then be cancelled pursuant to the Amalgamation, all as set forth more particularly in the Amalgamation Agreement)), and (ii) the Option Consideration.

2.7	U.S. Restrictions on Consideration

The Amalco Redeemable Shares and the Subordinated Notes will be “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act) to the same extent and proportion that the Common Shares were “restricted securities” prior to the Effective Date.

2.8	Announcement and Shareholder Communications

Opta Minerals shall publicly announce the transactions contemplated hereby promptly following the execution of this Agreement, the text and timing of such announcement to be approved in writing by the Acquiror in advance, acting reasonably. The Acquiror and Opta Minerals agree to co-operate in the preparation of presentations, if any, to Shareholders regarding the transactions contemplated by this Agreement and the Amalgamation and Opta Minerals agrees to consult with the Acquiror in connection with any communications or meeting with Shareholders, and neither Party shall (a) issue any press release or otherwise make public announcements with respect to this Agreement or the Amalgamation without the prior written consent of the other Party (which consent shall not be unreasonably withheld or delayed), except as permitted by Article 7, or (b) subject to Section 8.5, make any filing with any Governmental Entity with respect thereto without the prior written consent of the other Party; provided, however, that the foregoing shall be subject to each Party's overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

2.9	Withholding Taxes

The Acquiror Parent, the Acquiror, Opta Minerals and the Depositary shall be entitled to deduct and withhold from any consideration or other payments payable or otherwise deliverable to any person hereunder or under the Amalgamation Agreement such amounts as the Acquiror, Opta Minerals or the Depositary may be entitled or required to deduct and withhold therefrom under any provision of any applicable Laws or the interpretation or administration thereof in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted to the relevant Governmental Entity, such amounts shall be treated for all purposes under this Agreement or the Amalgamation Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

2.10	List of Securityholders

At the reasonable request of the Acquiror from time to time, Opta Minerals shall provide, or cause to be provided, to the Acquiror a list (in both written and electronic form) of the registered Shareholders, together with their addresses and respective holdings of Common Shares, with a list of the names together with their addresses and respective holdings of all persons holding securities or other rights to acquire Common Shares (including holders of Options) and a list of non-objecting beneficial owners of Common Shares, together with their addresses and respective holdings.

2.11	Closing

The closing of the Amalgamation will take place at the offices of Wildeboer Dellelce LLP, 365 Bay Street, Suite 800, Toronto, Ontario M5H 2V1 at 10:00 a.m. (Toronto time) on the Effective Date, or at such other time and place as may be agreed to by the Parties.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF OPTA MINERALS

3.1	Representations and Warranties

Opta Minerals hereby represents and warrants to and in favour of each of the Acquiror Parent, the Acquiror and the Guarantor as set forth in Schedule B and acknowledges that each of the Acquiror Parent, the Acquiror and the Guarantor is relying upon such representations and warranties in connection with the entering into of this Agreement.

3.2	Survival of Representations and Warranties

The representations and warranties of Opta Minerals contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE ACQUIROR PARENT, THE ACQUIROR AND THE GUARANTOR

4.1	Representations and Warranties

Each of the Acquiror Parent, the Acquiror and the Guarantor hereby represents and warrants to and in favour of Opta Minerals as set forth in Schedule C and acknowledges that Opta Minerals is relying upon such representations and warranties in connection with the entering into of this Agreement.

4.2	Survival of Representations and Warranties

The representations and warranties of each of the Acquiror Parent, the Acquiror and the Guarantor contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5

COVENANTS

5.1	Covenants of Opta Minerals Regarding the Conduct of Business

Opta Minerals covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement, except as expressly contemplated or permitted by this Agreement or as the Acquiror Parent and the Acquiror shall otherwise agree in writing, Opta Minerals shall, and shall cause each of the Opta Minerals Subsidiaries to:

(a)	conduct its businesses only in, and not take any action except in, the ordinary course of business consistent with past practice and use commercially reasonable efforts to preserve intact its present business organization, assets and goodwill, maintain its real property interests in good standing (including title to, and leasehold interests in respect of, any real property), keep available the services of its officers and employees as a group and preserve the current relationships with suppliers, distributors, employees, consultants, customers and others having business relationships with it;

(b)	not issue or sell or agree to issue or sell any securities (other than the issuance of Common Shares upon the exercise of outstanding Options);

(c)	without limiting the generality of Section 5.1(b), not to authorize, approve, agree to issue, issue or award any new Options under the Option Plan;

(d)	not set aside, declare or pay any dividend, return of capital or other distribution to the Shareholders;

(e)	not redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Opta Minerals or any Opta Minerals Subsidiaries;

(f)	not amend the terms of any outstanding securities of Opta Minerals or any Opta Minerals Subsidiaries;

(g)	not split, consolidate or reclassify any of its outstanding shares or undertake any other capital reorganization in respect of its outstanding Common Shares;

(h)	not amend the Opta Minerals Governing Documents;

(i)	not enter into, create, declare, adopt, amend, vary, modify or take any other action with respect to any bonus, target bonus, profit sharing, incentive, salary or other compensation, equity based award, pension, retirement, deferred compensation, severance, change in control, employment or other employee benefit plan, agreement, trust fund, award or arrangement for the benefit or welfare of any officer, director or employee, or similar rights or other benefits, except for employees (other than executives or officers) in the ordinary course of business consistent with past practice;

(j)	except as disclosed in Section 5.1(j) of the Disclosure Letter, not incur or commit to incur, any capital expenditures having a value in excess of $150,000 in the aggregate;

(k)	not acquire or commit to acquire any capital assets or group of related capital assets (through one or more related or unrelated acquisitions) having a value in excess of $150,000 in the aggregate;

(l)	except as disclosed in Section 5.1(l) of the Disclosure Letter, not sell, lease, option, encumber or otherwise dispose of, or commit to sell, lease, option, encumber or otherwise dispose of, any assets or group of related assets (through one or more related or unrelated transactions) having a value in excess of $150,000 in the aggregate;

(m)	except for the borrowing of working capital in the ordinary course of business and consistent with past practice or as disclosed in Section 5.1(m) of the Disclosure Letter, not (i) incur or commit to incur any indebtedness for borrowed money or issue any debt securities, (ii) amend any credit facility or evidence of indebtedness or enter into new credit facilities, (iii) grant any security interest, charge or encumbrance over its assets, and (iv) incur or commit to incur, or guarantee, endorse or otherwise become responsible for, any other material liability, obligation or indemnity or any material obligation of any other person;

(n)	not make any loans or advances to any person, except with respect to reimbursement of expenses to officers and employees in the ordinary course of business and consistent with past practice;

(o)	not make any changes to existing accounting policies, other than as required by applicable Laws or by IFRS;

(p)	not pay, discharge or satisfy any material claims, liabilities or obligations, other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in the Financial Statements or incurred in the ordinary course of business consistent with past practice;

(q)	except as disclosed in Section 5.1(q) of the Disclosure Letter, not commence or settle or assign any rights relating to or any interest in any litigation, proceeding, claim, action, assessment or investigation involving Opta Minerals or any Opta Minerals Subsidiary;

(r)	not engage in any transaction with any related parties other than with wholly-owned subsidiaries in the ordinary course of business consistent with past practice;

(s)	use commercially reasonable efforts to maintain and preserve all of its material rights under each Contract or Authorization to which it is a party;

(t)	not waive, release, transfer, modify or amend, in any material respect, any Material Contract or Authorization to which it is a party;

(u)	not enter into any new interest rate, currency, equity or commodity swaps, hedges, derivatives or other similar financial instruments;

(v)	use commercially reasonable efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or permit any coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(w)	not increase any coverage or premiums under any directors’ and officers’ insurance policy or enter into any new policy or indemnity agreement (except as permitted pursuant to Section 8.4);

(x)	not adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Opta Minerals or any Opta Minerals Subsidiary;

(y)	duly and timely file all material forms, reports, schedules, statements and other documents required to be filed pursuant to any applicable corporate Laws or Securities Laws;

(z)	(i) duly and timely file all Tax returns required to be filed by it on or after the date hereof and all such Tax returns will be true, complete and correct in all material respects; (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable, except for any Taxes contested in good faith pursuant to applicable Laws or that are immaterial in amount (either individually or in the aggregate); (iii) not make or rescind any material express or deemed election relating to Taxes; (iv) not make a request for a Tax ruling or enter into a closing agreement with any taxing authorities; (v) not settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and (vi) not change in any material respect any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its income tax return for the tax year ending December 31, 2014, except as may be required by applicable Laws;

(aa)	not take any action or enter into any transaction that would preclude the Acquiror Parent or the Acquiror from obtaining the tax “bump”, determined under paragraph 88(1)(d) of the Tax Act, in respect of the non-depreciable capital property of Opta Minerals upon a wind-up of, or amalgamation with, Opta Minerals;

(bb)	notify the Acquiror Parent and the Acquiror immediately orally and then promptly in writing of (i) any material change in relation to Opta Minerals; (ii) any material complaints, litigation, proceedings, investigations or hearings (or communications indicating that the same are or may be contemplated) by any Governmental Entity or other third party; or (iii) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would reasonably be likely to (x) cause any of the representations or warranties of Opta Minerals contained herein to be untrue or inaccurate in any material respect (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty); or (y) result in the failure of Opta Minerals to comply with or satisfy any material covenant, condition or agreement to be complied with or satisfied prior to the Effective Time;

(cc)	except as contemplated in Article 7, not enter into any transaction or perform any act which would interfere with or be materially inconsistent with the successful completion of the Amalgamation or the successful completion of an Alternative Transaction or which would render, or which would reasonably be expected to render, any of Opta Minerals’ representations and warranties contained herein to be untrue or inaccurate in any material respect (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representations or warranties);

(dd)	not enter into or adopt any shareholder rights plan or any other similar agreement or arrangement; or

(ee)	not announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the things prohibited by any of the foregoing subsections.

5.2	Covenants of Opta Minerals Relating to the Amalgamation

Opta Minerals shall, and shall cause the Opta Minerals Subsidiaries to, use commercially reasonable efforts to perform all obligations required to be performed by Opta Minerals or any of the Opta Minerals Subsidiaries under this Agreement, co-operate with the Acquiror Parent and the Acquiror in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, Opta Minerals shall and, where appropriate, shall cause each of the Opta Minerals Subsidiaries to:

(a)	use commercially reasonable efforts to obtain, as soon as practicable following execution of this Agreement, the Required Regulatory Approvals and Required Contractual Consents required to be obtained by it;

(b)	use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against Opta Minerals or any of the Opta Minerals Subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated hereby and use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to Opta Minerals or any of the Opta Minerals Subsidiaries which may materially adversely affect the ability of the Parties to consummate the Amalgamation; and

(c)	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Amalgamation Agreement and comply promptly with all requirements which applicable Laws may impose on Opta Minerals or any of the Opta Minerals Subsidiaries with respect to the transactions contemplated by this Agreement.

5.3	Covenants of the Acquiror Parent and the Acquiror Relating to the Amalgamation

Each of the Acquiror Parent and the Acquiror shall use commercially reasonable efforts to perform all obligations required to be performed by the Acquiror Parent and the Acquiror under this Agreement, co-operate with Opta Minerals in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, each of the Acquiror Parent and the Acquiror shall:

(a)	use commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement the Required Regulatory Approvals required to be obtained by it;

(b)	use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against the Acquiror Parent or the Acquiror challenging or affecting this Agreement or the consummation of the transactions contemplated hereby and use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to the Acquiror Parent or the Acquiror which may materially adversely affect the ability of the Parties to consummate the Amalgamation; and

(c)	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Amalgamation Agreement and comply promptly with all requirements which applicable Laws may impose on the Acquiror Parent or the Acquiror with respect to the transactions contemplated by this Agreement.

5.4	Pre-Acquisition Reorganization

Opta Minerals agrees that, upon request by the Acquiror, Opta Minerals shall, and shall cause each of the Opta Minerals Subsidiaries to (a) effect such reorganizations of Opta Minerals' or any of the Opta Minerals Subsidiaries' business, operations and assets or such other transactions as the Acquiror may request, acting reasonably (each a "Pre-Acquisition Reorganization") and (b) co-operate with the Acquiror and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided that Opta Minerals need not affect any Pre-Acquisition Reorganization which, in the opinion of Opta Minerals acting reasonably (i) is prejudicial to Opta Minerals, the Opta Minerals Subsidiaries or the Securityholders in any material respect, (ii) would require Opta Minerals to obtain the approval of the Shareholders in respect of such Pre-Acquisition Reorganization other than at the Meeting, (iii) would impede or materially delay the consummation of the Amalgamation, (iv) would unduly interfere with the operations of Opta Minerals or the Opta Minerals Subsidiaries, in any material respect, prior to the Effective Time, (v) could require Opta Minerals or the Opta Minerals Subsidiaries to contravene applicable Laws, Contracts or Authorizations or their respective articles, by-laws or other constating documents, (vi) result in any Taxes being imposed on, or any adverse Tax consequences to, any Securityholder incrementally greater than the Taxes or other consequences to such person in connection with the consummation of the Amalgamation in the absence of the Pre-Acquisition Reorganization or (vii) cannot be completed immediately prior to or contemporaneously with the Effective Time. The Acquiror shall provide written notice to Opta Minerals of any proposed Pre-Acquisition Reorganization at least ten (10) Business Days prior to the Effective Date (or such longer period as may be necessary to take account of any regulatory approvals required in connection with such Pre-Acquisition Reorganization). Upon receipt of such notice, the Acquiror and Opta Minerals shall work co-operatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, and any such Pre-Acquisition Reorganization shall occur as close to the Effective Time as is practical. If the Amalgamation is not completed, the Acquiror shall (a) reimburse Opta Minerals for all costs and expenses, including reasonable legal fees and disbursements, incurred in connection with any Pre-Acquisition Reorganization, if any, and to reverse or unwind such Pre-Acquisition Reorganization; and (b) indemnify Opta Minerals and each Opta Minerals Subsidiary, if applicable and their Representatives for any losses resulting from any Pre-Acquisition Reorganization, or to reverse or unwind such Pre-Acquisition Reorganization, if any.

5.5	Option Plan

Effective immediately prior to the Effective Time, each Option which is outstanding and that has not been duly exercised prior to the Effective Time shall be cancelled and the holder thereof shall receive the Option Consideration, if any. Where the amount obtained when applying the calculation used to determine the Option Consideration with respect to an Option is less than or equal to zero, the holder of such Option will not be entitled to any amount in respect of such Option and such Option shall automatically be cancelled effective immediately prior to the Effective Time. Section 2.9 shall apply to any payment made to a holder of Options pursuant to this Section 5.5.

ARTICLE 6

CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the Amalgamation are subject to the fulfillment of each of the following conditions precedent on or before the Effective Date, each of which may only be waived in whole or in part with the mutual consent of the Parties:

(a)	the Amalgamation Resolution shall have been approved and adopted by the Shareholders at the Meeting in accordance with applicable corporate and securities Laws, including the majority of minority approval required by MI 61-101 which is referred to in Section 2.3;

(b)	no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the Amalgamation illegal or otherwise preventing or prohibiting consummation of the Amalgamation;

(c)	the Required Regulatory Approvals shall have been obtained; and

(d)	this Agreement shall not have been terminated in accordance with its terms.

6.2	Conditions Precedent to the Obligations of the Acquiror

The obligation of the Acquiror to complete the Amalgamation is subject to the fulfillment of each of the following conditions precedent on or before the Effective Date:

(a)	the representations and warranties made by Opta Minerals in paragraphs 1 (Organization), 2 (Capitalization), 3 (Opta Minerals Subsidiaries), 6 (a), (b), (c)(i)(A) and (c)(i)(B) (Authority and No Violation), 14 (No Brokers and Other Transaction Fees) and 29 (No Insolvency) of Schedule B of this Agreement shall be true and correct at and as of the Effective Date, as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time) and Opta Minerals shall have provided to the Acquiror a certificate of two senior officers of Opta Minerals certifying such accuracy on the Effective Date;

(b)	the representations and warranties made by Opta Minerals in this Agreement, other than the representations referred to in Section 6.2(a), shall be true and correct at and as of the Effective Date, as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time), except where any inaccuracies in such representations and warranties (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representations and warranties), individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect and Opta Minerals shall have provided to the Acquiror a certificate of two senior officers of Opta Minerals certifying such accuracy on the Effective Date;

(c)	subject to Section 6.4, Opta Minerals shall have complied in all material respects with its covenants herein, and provided to the Acquiror Parent and the Acquiror a certificate of two senior officers of Opta Minerals certifying that it has so complied with its covenants herein;

(d)	the Required Contractual Consents shall have been obtained;

(e)	the binding extension agreement and waiver of defaults of financial covenants, and the binding amendments to the terms of the credit agreement and related credit documents, in each case as entered into prior to or as of the date hereof by Opta Minerals with a syndicate of financial institutions led by The Bank of Nova Scotia and copies of which are attached as Schedule G, shall remain valid, in force and binding on all parties and in full force and effect, such extensions, waivers and amendments shall not have been terminated prior to the Closing, and the lenders thereunder shall not have exercised any of their recourses or remedies as lenders prior to Closing, and all conditions precedent to the effectiveness of such extension agreement, waiver and amendments shall have been satisfied on or before the Effective Time;

(f)	from the date hereof and up to and including the Effective Date, there shall have been no change, effect, event, circumstance, fact or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

(g)	Shareholders holding no more than 5% of the outstanding Common Shares shall have validly exercised their Dissent Rights (and not withdrawn such exercise);

(h)	[Condition precedent redacted.];

(i)	following the redemption by Amalco of the Amalco Redeemable Shares issued pursuant to the Amalgamation, no more than 10% of the principal amount of the Subordinated Notes shall be held by U.S. Holders;

(j)	none of the Support Agreements shall have been terminated;

(k)	the Board shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Opta Minerals, to permit the consummation of the Amalgamation, and the Board shall not have approved or recommended any Acquisition Proposal; and

(l)	there shall not be threatened in writing or pending any suit, action or proceeding by any Governmental Entity or a third party challenging this Agreement or the transactions contemplated hereby, that would reasonably be expected to result in a judgment, order or decree delaying, restraining or prohibiting the Amalgamation (or the Acquiror Parent's direct or indirect ownership of Opta Minerals on or following the Effective Date) or compelling the Acquiror Parent or the Acquiror to dispose of or hold separate any material portion of the business or assets of Opta Minerals (or any equity interest in Opta Minerals) or of the Acquiror Parent, the Acquiror or any of their Affiliates.

The foregoing conditions precedent are for the exclusive benefit of the Acquiror Parent and the Acquiror and may be waived, in whole or in part, by the Acquiror Parent and the Acquiror in writing at any time.

6.3	Conditions Precedent to the Obligations of Opta Minerals

The obligation of Opta Minerals to complete the Amalgamation is subject to the fulfillment of each of the following conditions precedent on or before the Effective Date:

(a)	the representations and warranties made by the Acquiror Parent, the Acquiror and the Guarantor in this Agreement shall be true and correct in all material respects, in each case as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak at or as of an earlier time), and the Acquiror Parent, the Acquiror and the Guarantor shall have each provided to Opta Minerals a certificate of two senior officers of the Acquiror Parent, the Acquiror and the Guarantor certifying such accuracy on the Effective Date;

(b)	subject to Section 6.4, each of the Acquiror Parent, the Acquiror and the Guarantor shall have complied in all material respects with its covenants herein, and the Acquiror Parent, the Acquiror and the Guarantor shall have provided to Opta Minerals a certificate of two senior officers of the Acquiror Parent, the Acquiror and the Guarantor certifying that each of the Acquiror Parent, the Acquiror and the Guarantor have so complied with its covenants herein; and

(c)	the Acquiror Parent and the Acquiror shall have complied with their obligations under Section 2.6 and the Depository shall have confirmed receipt of the Consideration.

The foregoing conditions precedent are for the exclusive benefit of Opta Minerals and may be waived, in whole or in part, by Opta Minerals in writing at any time.

6.4	Notice and Cure Provisions

Each Party will give prompt notice to the other Party of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would reasonably be likely to:

(a)	cause any of the representations of warranties of either Party contained herein to be untrue or inaccurate on the date hereof or at the Effective Date;

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by either Party prior to or at the Effective Date; or

(c)	result in the failure to satisfy any of the conditions precedent in its favour contained in Sections 6.1, 6.2 or 6.3, as the case may be.

Except as herein provided, a Party may elect not to complete the transactions contemplated hereby pursuant to the conditions contained in Sections 6.1, 6.2 and 6.3 or exercise any termination right arising therefrom; provided, that (i) promptly, and in any event prior to the Effective Time, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or termination right, as the case may be, and (ii) if any such notice is delivered, and a Party is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the other Party may not terminate this Agreement (except pursuant to Section 9.2(b)(ii)) until the expiration of a period of 10 days from such notice.

6.5	Satisfaction of Conditions

The conditions precedent set out in Sections 6.1, 6.2 or 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 7

COVENANTS RELATING TO ACQUISITION PROPOSALS

7.1	Non-Solicitation

(a)	On and after the date hereof, except as otherwise provided in this Agreement or to the extent that each of the Acquiror Parent and the Acquiror has otherwise consented in writing, Opta Minerals shall not, and shall cause each of the Opta Minerals Subsidiaries not to, directly or indirectly, including through any officer, director, employee, representative (including for greater certainty any financial or other advisors) or agent of Opta Minerals or any Opta Minerals Subsidiary:

(i)	make, solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Opta Minerals or any Opta Minerals Subsidiary or entering into any form of written or oral agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii)	engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any manner with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to make or complete any Acquisition Proposal or any inquiry, proposal or offer that may reasonably be expected to constitute or lead to an Acquisition Proposal;

(iii)	make a Change in Recommendation other than as specifically permitted in this Article 7; or

(iv)	accept or enter into, or publicly propose to accept or enter into, any Contract in respect of an Acquisition Proposal other than as specifically permitted in this Article 7.

For the purposes hereof, a “Change in Recommendation” will have occurred if, prior to obtaining the Shareholder Approval, the Board shall not have publicly stated on or prior to the Business Day following the execution of this Agreement that it is the recommendation of the Board that the Shareholders (other than the Interested Shareholder) vote in favour of the Amalgamation, or the Board (A) withdraws, amends, modifies or qualifies, in a manner adverse to the Acquiror, or fails to publicly reaffirm within three (3) Business Days after having been requested in writing to do so by the Acquiror, such recommendation or (B) accepts, approves, endorses or recommends, or proposes publicly to accept, approve, endorse or recommend, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than seven (7) Business Days following the formal announcement thereof will not be considered a Change in Recommendation).

(b)	Opta Minerals shall, and shall cause each of the Opta Minerals Subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any person (other than the Acquiror Parent, the Acquiror or their affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall:

(i)	discontinue access to and disclosure of all information, including any data rooms (virtual or otherwise) and any confidential information, properties, facilities, books and records of Opta Minerals or any of the Opta Minerals Subsidiaries; and

(ii)	promptly request, and exercise all rights it has to require (A) the return or destruction of all copies of any information regarding Opta Minerals or any of the Opta Minerals Subsidiaries provided to any person other than the Acquiror, and (B) the destruction of all material including or incorporating or otherwise reflecting such information regarding Opta Minerals or any of the Opta Minerals Subsidiaries, to the extent that such information has not previously been returned or destroyed, using its commercially reasonable efforts to ensure that such requests are fully complied with.

(c)	Opta Minerals represents and warrants that Opta Minerals has not waived any confidentiality, standstill or similar agreement or restriction to which Opta Minerals or any of the Opta Minerals Subsidiaries is a party, and covenants and agrees that (i) Opta Minerals shall take all necessary action to enforce each confidentiality, standstill or similar agreement or restriction to which Opta Minerals or any of the Opta Minerals Subsidiaries is a party, and (ii) neither Opta Minerals, nor any Opta Minerals Subsidiary nor any of their respective Representatives have released or will, without the prior written consent of the Acquiror (which may be withheld or delayed in the Acquiror's sole and absolute discretion), release any person from, or waive, amend, suspend or otherwise modify such person's obligations respecting Opta Minerals, or any of the Opta Minerals Subsidiaries, under any confidentiality, standstill or similar agreement or restriction to which Opta Minerals or any of the Opta Minerals Subsidiary (it being acknowledged by the Acquiror Parent and the Acquiror that the automatic termination or release of any standstill restrictions of any such agreements as a result of entering into and announcing this Agreement shall not be a violation of this Section 7.1(c)).

(d)	Opta Minerals shall ensure that its Representatives are aware of the prohibitions in this Section 7.1 and Opta Minerals shall be responsible for any breach of this Section 7.1 by its Representatives.

7.2	Notification of Acquisition Proposals

Opta Minerals shall immediately notify the Acquiror Parent and the Acquiror, at first orally, and then promptly (and in any event within 24 hours) in writing, of any proposal, inquiry, offer or request (or any amendment thereto) relating to or constituting an Acquisition Proposal, any request for discussions or negotiations relating to, or which would reasonably be expected to lead to, an Acquisition Proposal, or any request for non-public information relating to Opta Minerals or any Opta Minerals Subsidiary or for access to properties, books and records of Opta Minerals or any Opta Minerals Subsidiary or a list of the Shareholders of Opta Minerals of which Opta Minerals or its Representatives are or become aware, or any amendments to the foregoing. Such notice shall include a description of the terms and conditions of, and the identity of the person making, any proposal, inquiry, offer or request (including any amendment thereto) and shall include copies of any such proposal, inquiry, offer or request (including any amendment thereto) and copies of all documents, correspondence or other material received in respect of, from or on behalf of any such person. Opta Minerals shall keep the Acquiror Parent and the Acquiror promptly and fully informed of the status, including any change to the material terms, of any such proposal, inquiry, offer or request (including any amendment thereto), and will respond promptly to all inquiries by the Acquiror Parent and the Acquiror with respect thereto.

7.3	Responding to Acquisition Proposals and Superior Proposals

(a)	Notwithstanding Section 7.1(a) or any other provision of this Agreement, if at any time following the occurrence of a Specified Lock-Up Termination Event and prior to obtaining the Shareholder Approval, Opta Minerals or any of its Representatives receives a bona fide written Acquisition Proposal and such Acquisition Proposal was not solicited after the date hereof in contravention of Section 7.1(a) and did not otherwise result from a contravention of Section 7.1(a), then Opta Minerals may:

(i)	contact the person making such Acquisition Proposal and its representatives for the sole purpose of clarifying the terms and conditions of such Acquisition Proposal and the likelihood of its consummation so as to determine whether such Acquisition Proposal is, or would reasonably be expected to lead to, a Superior Proposal; and

(ii)	if the Board first determines in good faith, after consultation with its financial advisors, outside legal counsel and the Special Committee, that such Acquisition Proposal is, or would reasonably be expected to lead to, a Superior Proposal and the failure to provide the person making such Acquisition Proposal with access to such information would be inconsistent with the fiduciary duties of the Board: (A) provide the person making such Acquisition Proposal and its Representatives with access to information regarding Opta Minerals for a period of not more than seven (7) Business Days (the "Diligence Period"); and (B) engage in discussions and negotiations with respect to the Acquisition Proposal with the person making such Acquisition Proposal and its Representatives; provided that (x) Opta Minerals first enters into an Acceptable Confidentiality Agreement with such person, (y) Opta Minerals provides a copy of such Acceptable Confidentiality Agreement to the Acquiror Parent and the Acquiror promptly following its execution and the Acquiror Parent and the Acquiror are promptly provided (to the extent not previously provided) with all information provided to such person (which requirement may be satisfied by posting such information to Opta Minerals’ electronic data room at www.bmcgroup.com – Project Wedge), and (z) as of the expiry of the Diligence Period, unless such person has made a Superior Proposal, Opta Minerals shall request the return or destruction of all information provided to such person pursuant to such Acceptable Confidentiality Agreement and use commercially reasonable efforts to ensure that such requests are honoured.

(b)	Notwithstanding Section 7.1(a) or any other provision of this Agreement, Opta Minerals may at any time following the occurrence of a Specified Lock-Up Termination Event and prior to obtaining the Shareholder Approval (A) enter into an agreement (other than an Acceptable Confidentiality Agreement contemplated by Section 7.3(a)(ii)) with respect to an Acquisition Proposal that is a Superior Proposal and/or (B) withdraw, modify or qualify its approval or recommendation of the Amalgamation and recommend or approve an Acquisition Proposal that is a Superior Proposal, provided:

(i)	the person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing standstill or similar restriction;

(ii)	Opta Minerals shall have at all times been, and continue to be, in compliance with its obligations under this Article 7;

(iii)	the Board has determined, after consultation with its outside legal counsel and financial advisors and the Special Committee, that such Acquisition Proposal is a Superior Proposal and that the failure to take the relevant action would be inconsistent with its fiduciary duties;

(iv)	Opta Minerals has delivered written notice to the Acquiror Parent and the Acquiror (A) of the determination of the Board that the Acquisition Proposal is a Superior Proposal, (B) of the intention of the Board to approve or recommend such Superior Proposal and/or of Opta Minerals to enter into an agreement with respect to such Superior Proposal, together with a copy of such proposed agreement to be executed by the person making such Superior Proposal and (C) providing a summary of the valuation analysis attributed by the Board in good faith to any non-cash consideration included in such Acquisition Proposal after consultation with its financial advisors (the "Superior Proposal Notice");

(v)	at least five (5) Business Days have elapsed since the date the Superior Proposal Notice was received by the Acquiror Parent and the Acquiror, which five (5) Business Day period is referred to as the "Match Period" (for greater certainty, the Match Period shall expire at 5:00 p.m. (Toronto time) on the fifth (5th) Business Day following the day that the Superior Proposal Notice was delivered to the Acquiror Parent and the Acquiror;

(vi)	if the Acquiror Parent and the Acquiror have offered to amend the terms of the Amalgamation and this Agreement during the Match Period pursuant to Section 7.3(c), the Board has determined in good faith, after consultation with Opta Mineral's outside legal counsel and financial advisers, that such Acquisition Proposal continues to be a Superior Proposal compared to the terms of the Amalgamation and this Agreement as proposed to be amended by the Acquiror Parent and the Acquiror at the termination of the Match Period;

(vii)	such Superior Proposal does not require Opta Minerals or any other person to seek to interfere with the attempted successful completion of the Amalgamation (including requiring Opta Minerals to delay, adjourn, postpone or cancel the Meeting) or provide for the payment of any break, termination or other fees or expenses or confer any rights or options to acquire assets or securities of Opta Minerals or any of its Subsidiaries to any person in the event that Opta Minerals completes the Amalgamation or any other similar transaction with the Acquiror Parent or the Acquiror agreed to prior to the termination of this Agreement; and

(viii)	prior to, or concurrently with, entering into such definitive agreement, Opta Minerals pays the Termination Payment to the Acquiror.

(c)	Opta Minerals acknowledges and agrees that, during the Match Period, or such longer period as Opta Minerals may approve for such purpose, the Acquiror Parent and the Acquiror shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement and the Amalgamation and Opta Minerals shall co-operate with the Acquiror Parent and the Acquiror with respect thereto, including negotiating in good faith with the Acquiror Parent and the Acquiror to enable the Acquiror to make such adjustments to the terms and conditions of this Agreement and the Amalgamation as Acquiror deems appropriate and as would enable the Acquiror to proceed with the Amalgamation on such adjusted terms. The Board will review any proposal by the Acquiror Parent and the Acquiror to amend the terms of the Amalgamation in order to determine, in good faith in the exercise of its fiduciary duties, whether the Acquiror’s proposal to amend the Amalgamation would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Amalgamation. If the Board determines that the Acquisition Proposal would cease to be a Superior Proposal, Opta Minerals shall promptly so advise the Acquiror Parent and the Acquiror and Opta Minerals and the Acquiror Parent and the Acquiror shall amend this Agreement to reflect such offer made by the Acquiror, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(d)	The Board shall promptly (and in any event no later than three (3) Business Days following a request to that effect from the Acquiror Parent or the Acquiror) reaffirm its recommendation of the Amalgamation by press release after: (i) any Acquisition Proposal (which the Board determines not to be a Superior Proposal) is publicly announced or made or (ii) the Board determines that a proposed amendment to the terms of the Amalgamation and this Agreement would result in the Acquisition Proposal not being a Superior Proposal, and the Acquiror Parent and the Acquiror have so amended the terms of the Amalgamation. Opta Minerals shall provide the Acquiror Parent and the Acquiror and their legal advisor with a reasonable opportunity to review and comment on the form and content of any such press release, and shall make all reasonable amendments to such press release as requested by the Acquiror Parent, the Acquiror and their counsel.

(e)	Nothing in this Agreement shall prevent the Board from responding through a directors’ circular or otherwise as required by Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal. Further, nothing in this Agreement shall prevent the Board from making any disclosure to the Securityholders if the Board, acting in good faith and upon the advice of its outside legal counsel, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Board and provided further that such disclosure is otherwise in accordance with the terms of this Agreement. The Acquiror Parent, the Acquiror and their counsel shall be given a reasonable opportunity to review and comment on the form and content of any such directors’ circular, recognizing that whether or not such comments are appropriate will be determined by Opta Minerals, acting reasonably.

(f)	Each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of Section 7.3(b) and shall require a new five (5) Business Day Match Period from the date described in Section 7.3(b)(v).

(g)	If no Specified Lock-up Termination Event shall have occurred and at any time prior to obtaining the Shareholder Approval, Opta Minerals receives a Superior Proposal, the Board may, notwithstanding Section 7.1(a)(iii), make a Change in Recommendation if and only if Opta Minerals shall have at all times been and continues to be, in compliance with its obligations under Article 7, provided, for greater certainty, that Opta Minerals shall not have the right to terminate this Agreement as a result of such Superior Proposal unless the terms and conditions applicable to such a termination set forth in Section 7.3 have been complied with and satisfied.

ARTICLE 8

OTHER COVENANTS

8.1	Further Assurances

Subject to the terms and conditions of this Agreement, each Party agrees to use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable (a) to satisfy (or cause the satisfaction of) the conditions set out in Article 6 to the extent the same is within its control and to consummate and make effective as promptly as is practicable the transactions contemplated herein and (b) for the discharge by each Party of its respective obligations under this Agreement and the Amalgamation, including its obligations under applicable Laws, in each case including the execution and delivery of such documents as the other Party hereto may reasonably require. Each of the Parties, where appropriate, shall reasonably cooperate with the other Party in taking such actions.

8.2	Access

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law, Opta Minerals shall, and shall cause the Opta Minerals Subsidiaries and their respective Representatives to, afford to the Acquiror Parent, the Acquiror and their Representatives such access as they may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish the Acquiror Parent and the Acquiror with all data and information as the Acquiror Parent and the Acquiror may reasonably request. The Acquiror Parent, the Acquiror and Opta Minerals acknowledge and agree that information furnished pursuant to this Section 8.2 shall be subject to the terms and conditions of the Confidentiality Agreement.

8.3	Shareholder Claims

Opta Minerals shall notify the Acquiror of any claim brought by any present, former or purported holder of any securities of Opta Minerals in connection with the transactions contemplated by this Agreement prior to the Effective Time and Opta Minerals shall not settle or compromise any such claim without prior written consent of the Acquiror which shall not be unreasonably withheld.

8.4	Insurance and Indemnification

(a)	Prior to the Effective Date, Opta Minerals shall purchase run-off directors’ and officers’ liability insurance for a period of up to six (6) years from the Effective Date providing protection no less favourable than the protection provided by the policies maintained by Opta Minerals and the Opta Minerals Subsidiaries which are in effect immediately as of the date of this Agreement and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date;

(b)	The Acquiror Parent agrees that it shall cause Amalco or the relevant Opta Minerals Subsidiary to honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Opta Minerals and the Opta Minerals Subsidiaries, as the case may be, to the extent that they are disclosed in Section 8.4(b) of the Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in Section 8.4(b) of the Disclosure Letter, shall survive the completion of the Amalgamation and shall continue in full force and effect for a period of not less than six (6) years from the Effective Date.

(c)	The provisions of this Section 8.4 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, Opta Minerals hereby confirms that it is acting as agent and trustee on their behalf. Furthermore, this Section 8.4 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six (6) years.

8.5	Regulatory Filings and Approvals

As soon as reasonably practicable after the date hereof, Opta Minerals shall (and shall cause the Opta Minerals Subsidiaries to) make all necessary filings, applications and submissions with Governmental Entities under all applicable Law in respect of the transactions contemplated herein.

8.6	Co-operation Regarding Regulatory Filings and Approvals

(a)	Subject to applicable Law, Opta Minerals shall provide to the Acquiror with a reasonable opportunity to review and comment on all filings, applications and submissions with Governmental Entities to be made by it or the Opta Minerals Subsidiaries and the Acquiror shall use its commercially reasonable efforts to cooperate with and assist Opta Minerals in the preparation and making of all such filings, applications and submissions and the obtaining of all consents, approvals, authorizations or waivers required to be obtained by such Party (including participating and appearing in any proceedings before Governmental Entities),

(b)	Each Party shall promptly notify the other Parties with any material communication to such Party from any Governmental Entity in respect of the transactions contemplated herein (and provide a copy thereof if such communication is in writing) and, subject to applicable Laws, provide the other Parties with reasonable opportunity to review and comment on any proposed written material communication to any such Governmental Entity, Each Party shall consult with the other Party prior to participating in any substantive meeting or discussion with any Governmental Entity in respect of the transactions contemplated herein and give the other Party the opportunity to attend and participate thereat.

8.7	Alternative Transaction

(a)	If the Acquiror concludes that it is necessary or desirable to proceed with another form of transaction (such as a take-over bid or plan of arrangement) whereby the Acquiror, the Acquiror Parent or one of their Subsidiaries would effectively acquire all of the Common Shares within approximately the same time periods and on economic terms and other terms and conditions (including Tax treatment) and having consequences to Opta Minerals and the Shareholders that are equivalent to or better than those contemplated by this Agreement (an "Alternative Transaction"), Opta Minerals agrees to support the completion of such Alternative Transaction in the same manner as the Amalgamation and shall otherwise fulfill its covenants contained in this Agreement in respect of such Alternative Transaction.

(b)	In the event of any proposed Alternative Transaction, any reference in this Agreement to the Amalgamation shall refer to the Alternative Transaction to the extent applicable, all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction, and all references to time periods regarding the Amalgamation, including the Effective Time, herein shall refer to the date of closing of the transactions contemplated by the Alternative Transaction (as such date may be extended from time to time).

8.8	Tax Election

Opta Minerals agrees to elect, and the Acquiror agrees to cause Opta Minerals to elect, in prescribed form in accordance with subsection 110(1.1) of the Tax Act, that neither Opta Minerals nor any person not dealing at arm's length with Opta Minerals will deduct in computing its income any amount (other than a designated amount described in subsection 110(1.2) of the Tax Act) in respect of any Option Consideration payable by Opta Minerals pursuant to the Amalgamation to any holder of an Option. Opta Minerals agrees to file such election in a timely manner with the Minister of National Revenue (Canada) and Opta Minerals agrees to provide evidence in writing of such election to each holder of an Option, In furtherance of the foregoing, each of Opta Minerals and the Acquiror agree not to rescind, amend or otherwise modify or seek or nullify any such election.

8.9	Guarantee by Guarantor

The Guarantor hereby guarantees that it shall provide sufficient financing or equity contribution to the Acquiror Parent or the Acquiror for purposes of the payment in full of the aggregate cash Consideration in accordance with Section 2.6 of this Agreement, if and to the extent that such Consideration is due in accordance with the terms and conditions of this Agreement. This guarantee shall be a continuing and irrevocable guarantee. Without limitation, the obligations under this guarantee shall not be released or discharged or affected by the bankruptcy, insolvency, dissolution or winding-up of the Acquiror or the Acquiror Parent. The Guarantor hereby waives any right to require Opta Minerals to exhaust any action or recourse against the Acquiror or the Acquiror Parent before requiring performance by the Guarantor pursuant to this guarantee.

ARTICLE 9

TERM, TERMINATION, AMENDMENT, WAIVER AND EXPENSES

9.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Date and the termination of this Agreement in accordance with its terms (except to the extent any terms are specifically noted herein as surviving the termination of this Agreement).

9.2	Termination

This Agreement may be terminated at any time prior to the Effective Date by:

(a)	mutual written agreement of the Acquiror Parent, the Acquiror and Opta Minerals;

(b)	either Opta Minerals or the Acquiror if:

(i)	a Specified Lock-Up Termination Event shall have occurred and the Shareholders do not approve the Amalgamation Resolution at the Meeting in the manner required by Section 2.3, except that the right to terminate under this Section 9.2(b)(i) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure to obtain the Shareholder Approval;

(ii)	the Effective Time has not occurred on or prior to the Outside Date, except that the right to terminate under this Section 9.2(b)(ii) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date; or

(iii)	any Governmental Entity shall have enacted any Law or issued an order, decree or ruling permanently restraining or enjoining or otherwise prohibiting any of the transactions contemplated herein (unless such law, order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable) which order, decree or ruling is final and non-appealable;

(c)	Opta Minerals, if:

(i)	subject to Section 6.4, any representation or warranty of the Acquiror Parent, the Acquiror or the Guarantor under this Agreement is untrue or incorrect or shall have become untrue or incorrect such that the condition contained in Section 6.3(a) would be incapable of satisfaction;

(ii)	subject to Section 6.4, the Acquiror Parent, the Acquiror or the Guarantor is in default of a covenant or obligation hereunder such that the condition contained in Section 6.3(b) would be incapable of satisfaction; provided that Opta Minerals is not in breach of this Agreement, and provided further that any such default of a covenant or obligation, if applicable, did not result solely from a default by Opta Minerals of its obligations under this Agreement; or

(iii)	following the occurrence of a Specified Lock-Up Termination Event and prior to obtaining the Shareholder Approval, Opta Minerals proposes to enter into a definitive agreement with respect to a Superior Proposal, provided that Opta Minerals has complied with Sections 2.2, 7.1 and 7.3 and has previously, or concurrently will have, paid to the Acquiror the Termination Payment.

(d)	the Acquiror, if:

(i)	subject to Section 6.4, any representation or warranty of Opta Minerals under this Agreement is untrue or incorrect or shall have become untrue or incorrect such that the condition contained in Section 6.2(a) or 6.2(b) would be incapable of satisfaction;

(ii)	subject to Section 6.4, Opta Minerals is in default of a covenant or obligation hereunder such that the condition contained in Section 6.2(c) would be incapable of satisfaction; provided that neither the Acquiror Parent nor the Acquiror is in breach of this Agreement and provided further that any such default of a covenant or obligation, if applicable, did not result solely from a material default by the Acquiror Parent or the Acquiror of its obligations under this Agreement;

(iii)	following the occurrence of a Specified Lock-Up Termination Event and prior to obtaining the Shareholder Approval, the Board makes a Change in Recommendation or fails to reaffirm its recommendation of the Amalgamation in the circumstances set out in Section 7.3(d);

(iv)	following the occurrence of a Specified Lock-Up Termination Event and prior to obtaining the Shareholder Approval, Opta Minerals proposes to enter into a definitive agreement with respect to a Superior Proposal, provided that Opta Minerals has complied with Sections 2.2, 7.1 and 7.3; or

(v)	Opta Minerals is in default of any covenant or obligation under Section 2.2 or Article 7.

9.3	Termination Payment

(a)	The Acquiror shall be entitled to a payment of $1,000,000 (the "Termination Payment") upon the occurrence of any of the following events (each a "Termination Payment Event") which shall be paid by Opta Minerals within the time specified in respect of such Termination Payment Event:

(i)	this Agreement is terminated by the Acquiror pursuant to Section 9.2(d)(iii), provided that neither the Acquiror Parent nor the Acquiror is in breach of the Support Agreements, in which case the Termination Payment shall be paid to the Acquiror by 1:00 p.m. (Toronto time) on the first Business Day following termination;

(ii)	this Agreement is terminated by the Acquiror pursuant to Section 9.2(d)(iv), provided that neither the Acquiror Parent nor the Acquiror is in breach of the Support Agreements, in which case the Termination Payment shall be paid to the Acquiror by 1:00 p.m. (Toronto time) on the first Business Day following termination;

(iii)	this Agreement is terminated by Opta Minerals pursuant to Section 9.2(c)(iii), in which case the Termination Payment shall be paid prior to or concurrently with such termination as stated in Section 9.2(c)(iii); and

(iv)	this Agreement is terminated pursuant to Section 9.2(b)(i), provided that neither the Acquiror Parent nor the Acquiror is in breach of the Support Agreements and the following conditions are satisfied, in which case the Termination Payment shall be paid to the Acquiror on the date on which the Acquisition Proposal referred to in clause (B) is completed:

(A)	prior to the termination of the Agreement, a bona fide Acquisition Proposal has been made or publicly announced, or any Person other than the Acquiror Parent, the Acquiror or their affiliates has publicly announced an intention to do so; and

(B)	within twelve (12) months following the date of the termination of this Agreement, a definitive agreement is entered into with respect to an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above), and such Acquisition Proposal is subsequently completed; and

(C)	for purposes of this paragraph (iv), the term “Acquisition Proposal” will have the meaning assigned to such term in Section 1.1, except that references to “20% or more” will be deemed to be references to “50% or more”.

(b)	The Termination Payment shall be paid by Opta Minerals to the Acquiror by wire transfer in immediately available funds to an account specified by the Acquiror. For greater certainty, the obligations of Opta Minerals under this Section 9.3 shall survive the termination of this Agreement, regardless of the circumstances thereof.

(c)	Opta Minerals acknowledges that the amount set out in this Section 9.3 in respect of the Termination Payment represents liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which the Acquiror will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. Opta Minerals irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

(d)	For greater certainty, Opta Minerals shall not be obligated to make more than one payment under this Section 9.3 if one or more of the events specified therein occurs.

9.4	Effect of Termination

Where a Termination Payment Event occurs, the Termination Payment to be received pursuant to Section 9.3 in consideration for the disposition by the Acquiror Parent and the Acquiror of their rights under this Agreement (other than the rights that survive termination of this Agreement set out in this Section 9.4) is the sole remedy in compensation or damages of Opta Minerals with respect to the event or events giving rise to the termination of this Agreement and the resulting Termination Payment Event; provided, however, that nothing contained in this Section 9.4, and no payment of any Termination Payment, shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of an intentional or wilful breach of this Agreement. In the event of termination of this Agreement pursuant to Section 9.2, this Agreement shall be of no further force and effect, except that Section 9.3, this Section 9.4 and Article 10 shall survive the termination of this Agreement.

9.5	Remedies

Subject to Section 9.4, the Parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any Party or its Representatives and any such breach would cause the non-breaching Party irreparable harm. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by one of the Parties, the non-breaching Party will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

9.6	Expenses

Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Amalgamation shall be paid by the Party incurring such fees, costs or expenses (including, in the case of Opta Minerals, those fees, costs and expenses referred to in the definition of Estimated Transaction Costs in Section 1.1).

ARTICLE 10

GENERAL PROVISIONS

10.1	Amendment

Subject to applicable Laws, this Agreement and the Amalgamation Agreement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Date, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Shareholders, and any such amendment may without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and

(d)	waive compliance with or modify any conditions precedent herein contained.

10.2	Waiver

Opta Minerals, on the one hand, and the Acquiror Parent and the Acquiror, on the other hand, may (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive compliance, except as provided herein, with any of the other Party's agreements or the fulfilment of any conditions to its own obligations contained herein, or (c) waive inaccuracies in any of the other Party's representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived and shall not extend to any other matter or occurrence. No failure or delay in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise or the exercise of any right, power or privilege under this Agreement.

10.3	Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered (either in person, by courier service or other personal method of delivery), or if transmitted by facsimile to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions).

The address for service for each of the Parties hereto shall be as follows:

(a)	if to Opta Minerals:

Opta Minerals Inc.

407 Parkside Drive

Waterdown, Ontario L0R 2H0

Attention:           Chief Executive Officer

Fax:                     905-689-0604

with a copy (which shall not constitute notice) to:

Wildeboer Dellelce LLP

365 Bay Street, Suite 800

Toronto, Ontario M5H 2V1

Attention:            James Brown

Fax:                     416-361-1790

(b)	if to the Acquiror Parent, the Acquiror or the Guarantor (c/o Speyside Equity Fund I LP):

55 Bridge Street

Lambertville, NJ

08530, USA

Attention:            Kevin Daugherty

Fax:                      (514) 397-3581

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

1155 René-Lévesque Blvd. W.

40th Floor

Montreal, Québec, H3B 3V2

Attention:           John W. Leopold and David Massé

Fax:                    514-397-3222

10.4	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of Ontario and the Laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Amalgamation and waives any defences to the maintenance of an action in the courts of the Province of Ontario.

10.5	Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the "Transaction Personal Information"). The Acquiror Parent and the Acquiror shall not disclose Transaction Personal Information to any person other than to their advisors who are evaluating and advising on the transactions contemplated by this Agreement. If the Acquiror Parent and the Acquiror complete the transactions contemplated by this Agreement, the Acquiror Parent and the Acquiror shall not, following Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information:

(a)	for purposes other than those for which such Transaction Personal Information was collected by Opta Minerals prior to the Effective Date;

(b)	which does not relate directly to the carrying on of Opta Minerals’ business or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented; and

(c)	as otherwise required by Law.

The Acquiror Parent and the Acquiror shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. The Acquiror Parent and the Acquiror shall cause its advisors to observe the terms of this Section 10.5 and to protect and safeguard Transaction Personal Information in their possession. If this Agreement shall be terminated, the Acquiror Parent and the Acquiror shall promptly deliver to Opta Minerals all Transaction Personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof.

10.6	Time of Essence

Time shall be of the essence in this Agreement.

10.7	Entire Agreement

This Agreement (including the Schedules hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any person other than the Parties any rights or remedies hereunder.

10.8	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.9	Assignment

(a)	Subject to Section 10.9(b), this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties without the prior written consent of the other Party.

(b)	Opta Minerals agrees that the Acquiror Parent or the Acquiror may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a wholly-owned direct or indirect subsidiary of the Acquiror Parent or the Acquiror, provided that the Acquiror Parent and the Acquiror shall continue to be liable jointly and severally with such subsidiary for all obligations hereunder.

10.10	No Liability

No director or officer of the Acquiror Parent or the Acquiror shall have any personal liability whatsoever to Opta Minerals under this Agreement, or any other document delivered on behalf of the Acquiror in connection with the transactions contemplated hereby. No director or officer of Opta Minerals shall have any personal liability whatsoever to the Acquiror Parent or the Acquiror under this Agreement or any other document delivered on behalf of Opta Minerals in connection with the transactions contemplated hereby.

10.11	No Third Party Beneficiaries

Except as provided for in Section 8.4, this Agreement is not intended to confer to any person other than the Parties any rights or remedies.

10.12	Contra Proferentum

The Parties waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the Party who (or whose counsel) prepared the executed agreement or any earlier draft of the same.

10.13	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[THE REMAINDER OF THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY]

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first above written, by the duly authorized representatives of the parties hereto.

OPTA MINERALS INC.

By	(signed) “John Dietrich”
	Name:	John Dietrich
	Title:	Executive Vice President and Secretary

[Signature page – Acquisition Agreement]

WEDGE ACQUISITION HOLDINGS INC.

By	(signed) “Kevin Daugherty”
	Name:	Kevin Daugherty
	Title:	Director

WEDGE ACQUISITION INC.

By	(signed) “Kevin Daugherty”
	Name:	Kevin Daugherty
	Title:	Director

SPEYSIDE EQUITY FUND I LP, acting through its general partner Speyside I GP LLC

By	(signed) “Kevin Daugherty”
	Name:	Kevin Daugherty
	Title:	Manager

[Signature page – Acquisition Agreement]

SCHEDULE A

amalgamation agreement

(please see attached)

Execution Version

WEDGE ACQUISITION INC.

- and -

OPTA MINERALS INC.

AMALGAMATION AGREEMENT

February 11, 2016

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION 4
1.1 Defined Terms 4
1.2 Construction and Interpretation 5
1.3 Currency 6
1.4 Exhibits 6
ARTICLE 2 AGREEMENT TO AMALGAMATE 6
2.1 Agreement to Amalgamate 6
ARTICLE 3 AMALCO 6
3.1 Name 6
3.2 Head Office 7
3.3 Authorized Share Capital 7
3.4 Private Issuer Restrictions 7
3.5 Number of Directors 7
3.6 Initial Directors 7
3.7 Restrictions on Business Activity 7
3.8 By-Laws 8
ARTICLE 4 EFFECTS OF AMALGAMATION 8
4.1 Share Conversion and Cancellation 8
4.2 Issued and Paid-Up Share Capital Accounts of Amalco 8
4.3 Effect of Amalgamation 9
ARTICLE 5 DISSENT RIGHTS 9
ARTICLE 6 APPROVAL AND COMING INTO FORCE 9
6.1 Approval and Coming into Force 9
ARTICLE 7 EFFECTIVE DATE AND TIME 10
7.1 Filing of Articles of Amalgamation 10
7.2 Effective Date and Time 10
ARTICLE 8 AMENDMENT AND TERMINATION 10
8.1 Amendment 10
8.2 Termination 10
ARTICLE 9 GENERAL PROVISIONS 11
9.1 Entire Agreement 11
9.2 Successors and Assigns 11
9.3 Governing Law 11
9.4 Counterparts 11

AMALGAMATION AGREEMENT

THIS AGREEMENT is made as of February 11, 2016.

BETWEEN:

WEDGE ACQUISITION INC., a corporation governed by the *Canada Business Corporations Act;*

(the "**Acquiror**")

AND:

OPTA MINERALS INC., a corporation governed by the the *Canada Business Corporations Act;*

(hereinafter, the "**Company**")

WHEREAS the Acquiror was incorporated under the *Canada Business Corporations Act* by certificate and articles of incorporation dated February 9, 2016;

WHEREAS the Company was incorporated under the the *Canada Business Corporations Act* by certificate and articles of incorporation dated July 8, 2004;

WHEREAS the authorized share capital of the Acquiror is composed of an unlimited number of common shares ("**Acquiror Common Shares**"), of which 100 Acquiror Common Shares are issued and outstanding as of the date hereof, all of which are owned beneficially and of record by the Acquiror Parent (as defined herein);

WHEREAS the authorized share capital of the Company consists of an unlimited number of common shares ("**Company Common Shares**"), of which 18,129,566 Company Common Shares are issued and outstanding as of the date hereof, and an unlimited number of preference shares, none of which are issued and outstanding as of the date hereof;

WHEREAS the Acquiror and the Company have agreed to amalgamate and continue as one corporation pursuant to the *Canada Business Corporations Act* on the terms and subject to the conditions set forth herein;

WHEREAS this Agreement is entered into between the Acquiror and the Company pursuant to the terms of an acquisition agreement dated as of the date hereof among the Acquiror, the Acquiror Parent, Speyside Equity Fund I LP acting through its general partner Speyside I GP LLC and the Company (the "**Acquisition Agreement**");

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Defined Terms

In this Agreement, unless something in the subject matter or the context is inconsistent therewith, the following terms shall have the following meanings (and grammatical variations shall have the respective corresponding meanings):

"**Acquiror**" has the meaning ascribed thereto in the recitals hereof;

"**Acquiror Common Shares**" has the meaning ascribed thereto in the recitals hereof.

"**Acquiror Parent**" means Wedge Acquisition Holdings Inc., a corporation governed by the *Business Corporations Act* (British Columbia);

"**Acquisition Agreement**" has the meaning ascribed thereto in the recitals hereof;

"**Aggregate Paid-up Share Capital**" has the meaning ascribed thereto in Section 4.2;

"**Amalco**" has the meaning ascribed thereto in Section 2.1;

"**Amalco Common Shares**" means the common shares in the share capital of Amalco having the rights, privileges, conditions and restrictions set forth in Exhibit 1 attached hereto;

"**Amalco Redeemable Shares**" means the redeemable shares in the share capital of Amalco having the rights, privileges, conditions and restrictions set forth in Exhibit 1 attached hereto;

"**Amalgamating Corporations**" means, collectively, the Company and the Acquiror;

"**Amalgamation Resolution**" means the special resolution of the holders of Company Common Shares in respect of the Amalgamation to be considered at the Company Meeting, to be substantially in the form and content of Exhibit 2 attached to this Agreement;

"**Articles of Amalgamation**" means the articles of amalgamation giving effect to the Amalgamation required to be sent to the Director pursuant to Subsection 185(1) of the CBCA;

"**Business Day**" means any day, other than a Saturday, a Sunday or a statutory or civic holiday in the Province of Ontario, Canada or in the State of New York, United States;

"**CBCA**" means the *Canadian Business Corporations Act;*

- 5 -

"**Certificate of Amalgamation**" means the certificate of amalgamation issued by the Director pursuant to Section 185(4) of the CBCA attesting to the Amalgamation;

"**Company**" has the meaning ascribed thereto in the recitals hereof;

"**Company Common Shares**" has the meaning ascribed thereto in the recitals hereof;

"**Company Meeting**" means the special meeting of holders of Company Common Shares to be called and held in accordance with the Acquisition Agreement and the bylaws of the Company to consider the Amalgamation Resolution, including any adjournment or postponement of such special meeting in accordance with the terms of the Acquisition Agreement;

"**Director**" has the meaning ascribed thereto under the CBCA;

"**Effective Date**" has the meaning ascribed thereto in Section 7.2;

"**Effective Time**" has the meaning ascribed thereto in Section 7.2;

"**Parties**" means, collectively, the Acquiror and the Company, and "**Party**" means either of them.

1.2 Construction and Interpretation

(a) references to "herein", "hereby", "hereof", and similar expressions are references to this Agreement and not to any particular Section of or Exhibit to this Agreement;

(b) references to an "Article", "Section", or "Exhibit" followed by a number or letter refer to the specified Article or Section of or Exhibit to this Agreement (unless otherwise specified);

- 6 -

(i) words and phrases used but not defined in this Agreement and defined in the CBCA shall have the same meaning in this Agreement as in the CBCA unless the context or subject matter otherwise requires.

1.3 Currency

1.4 Exhibits

The following Exhibits are attached to this Agreement and are incorporated by reference into this Agreement and form an integral part hereof:

Exhibit 1 Description of Share Capital

Exhibit 2 Amalgamation Resolution

ARTICLE 2
AGREEMENT TO AMALGAMATE

2.1 Agreement to Amalgamate

The Acquiror and the Company hereby agree to amalgamate and continue as one corporation (hereinafter referred to as "**Amalco**") pursuant to Section 181 of the CBCA, on the terms and subject to the conditions set forth in this Agreement.

ARTICLE 3
AMALCO

3.1 Name

The name of Amalco shall be "Opta Minerals Inc.".

- 7 -

3.2 Head Office

The head office of Amalco shall be located at 407 Parkside Drive, P.O. Box 260, Waterdown, Ontario, Canada, L0R 2H0.

3.3 Authorized Share Capital

Amalco shall be authorized to issue an unlimited number of Amalco Common Shares and Amalco Redeemable Shares, of which the rights, privileges, conditions and restrictions are set out in Exhibit 1 attached hereto.

3.4 Private Issuer Restrictions

The transfer of securities of Amalco shall be restricted in that no securityholder shall be entitled to transfer any such security or securities without either: (a) the approval of the directors of Amalco expressed by a resolution passed by a majority of the directors at a meeting of the board of directors or by an instrument or instruments in writing signed by all of the directors, or (b) the approval of the holders of at least a majority of the shares of Amalco entitling the holders thereof to vote in all circumstances (other than holders of shares who are entitled to vote separately as a class) for the time being outstanding expressed by a resolution passed at a meeting of the holders of such shares or by an instrument or instruments in writing signed by all of the holders of such shares.

3.5 Number of Directors

The board of directors of Amalco shall consist of a minimum of one and a maximum of ten directors.

3.6 Initial Directors

The initial board directors of Amalco shall consist of the following persons, who shall hold office until the first annual meeting of shareholders of Amalco or until their successors are elected or appointed:

Name	Canadian Resident
Kevin Daugherty	No
Robert Sylvester	No
Oliver Maier	No
John Dietrich	Yes

3.7 Restrictions on Business Activity

There shall be no restrictions on the business which Amalco is authorized to carry on.

- 8 -

3.8 By-Laws

The by-laws of Amalco, until repealed, amended or altered, shall be the by-laws of the Acquiror in effect prior to the Effective Time on the Effective Date.

ARTICLE 4
EFFECTS OF AMALGAMATION

4.1 Share Conversion and Cancellation

At the Effective Time, shares in the share capital of each of the Amalgamating Corporations as constituted prior to the filing of the Articles of Amalgamation shall be converted and cancelled as follows:

(a) all issued and outstanding Company Common Shares that are held by the Acquiror shall be cancelled, without any repayment of capital in respect thereof, and such shares shall not be converted into shares of Amalco;

(b) all issued and outstanding Company Common Shares, other than those held by the Acquiror, shall be converted into fully paid and non-assessable Amalco Redeemable Shares, on the basis of one fully paid and non-assessable Amalco Redeemable Share for each issued and outstanding Company Common Share;

(c) all of the issued and outstanding Acquiror Common Shares shall be converted into Amalco Common Shares on the basis of one issued, fully paid and non-assessable Amalco Common Share for each issued and outstanding Acquiror Common Share;

(d) no fraction of an Amalco Redeemable Share or Amalco Common Share will be issued upon the Amalgamation contemplated hereby; instead, the number of Amalco Redeemable Shares and Amalco Common Shares so issuable, shall be rounded up or down, as the case may be, to the nearest whole number of Amalco Redeemable Shares and Amalco Common Shares, as applicable;

(e) all of the authorized and unissued shares in the share capital of each of the Acquiror and the Company shall be cancelled.

4.2 U.S. Restrictions on Amalco Redeemable Shares

4.3 Issued and Paid-Up Share Capital Accounts of Amalco

The aggregate of the issued and paid-up share capital account maintained by the Company in respect of the Company Common Shares converted into Amalco Redeemable Shares in

- 9 -

accordance with Section 4.1 and of the issued and paid-up share capital account maintained by the Acquiror in respect of the Acquiror Common Shares converted into Amalco Common Shares in accordance with Section 4.1 (such aggregate issued and paid-up share capital being the "**Aggregate Paid-up Share Capital**") shall be allocated as follows:

(a) for each Amalco Redeemable Share, an amount equal to its redemption value of the Share Consideration (as such term is defined in the Acquisition Agreement) shall be allocated to the issued and paid-up share capital account maintained by Amalco in respect of these Amalco Redeemable Shares; and

(b) the balance remaining of the Aggregate Paid-up Share Capital after the allocation in Section 4.3(a) shall be allocated to the issued and paid-up share capital account maintained by Amalco in respect of the Amalco Common Shares.

4.4 Effect of Amalgamation

On the Effective Date:

(a) the property, rights and assets of each of the Amalgamating Corporations shall become the property, rights and assets of Amalco; and

(b) Amalco shall assume and become liable for all of the obligations of each of the Amalgamating Corporations.

ARTICLE 5
DISSENT RIGHTS

Each of the Amalgamating Corporations hereby acknowledges that, pursuant to Section 190 of the CBCA, holders of shares of any of the Amalgamating Corporations may dissent by sending a written objection to the applicable Amalgamating Corporation at or before any meeting of shareholders at which a resolution to approve the Amalgamation is to be voted and by complying with the other requirements set forth in Section 190 of the CBCA. In addition to any other right the shareholder may have, but subject to Section 190(26) of the CBCA, a shareholder who complies with Section 190 of the CBCA shall be entitled, when the Amalgamation becomes effective, to be paid by Amalco the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

ARTICLE 6
APPROVAL AND COMING INTO FORCE

6.1 Approval and Coming into Force

This Agreement will come into force and effect following the requisite approval of the Amalgamation by (i) two-thirds of the votes cast on the Amalgamation Resolution by the shareholders of the Company present in person or represented by proxy; (ii) a majority of the votes cast on the Amalgamation Resolution by the shareholders of the Company (other than Interested Shareholder, the vote of which is required to be excluded from the "minority

- 10 -

approval" requirement under MI 61-101); and (iii) two-thirds of the votes cast on a resolution approving the Amalgamation by the shareholders of Acquiror.

ARTICLE 7
EFFECTIVE DATE AND TIME

7.1 Filing of Articles of Amalgamation

After this Agreement shall have come into force in accordance with Section 6.1, an authorized director or officer of each of the Acquiror and the Company shall, subject to the terms and conditions of the Acquisition Agreement (including the satisfaction of all of the conditions set out in Article 6 of the Acquisition Agreement or waiver in writing of such conditions by the party for whose benefit the conditions are made), sign the Articles of Amalgamation and proceed to file such Articles of Amalgamation with the Director on the Effective Date, together with all related documents as may be required in order for the Amalgamation to become effective in accordance with the CBCA.

7.2 Effective Date and Time

The Amalgamation shall become effective as of the first moment of the day (Toronto time) (the "**Effective Time**") on the date shown on the Certificate of Amalgamation (the "**Effective Date**"), which date shall be determined in accordance with Section 2.4 of the Acquisition Agreement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

ARTICLE 8
AMENDMENT AND TERMINATION

8.1 Amendment

Subject to applicable law, this Agreement may, at any time and from time to time before the Effective Time, be amended by mutual written agreement of the Parties without further notice to or authorization on the part of the holders of Company Common Shares, provided that such amendment does not: (i) invalidate any required approval of the Amalgamation by the holders of Company Common Shares; or (ii) after the holding of the Company Meeting, result in an adverse change in the quantum or form of consideration payable to the holders of Company Common Shares pursuant to the Amalgamation.

8.2 Termination

Without prejudice to any other rights or recourses of the Parties, this Agreement shall automatically terminate, without notice, immediately upon the termination of the Acquisition Agreement in accordance with its terms, and be of no further force or effect.

IN WITNESS WHEREOF the Acquiror and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

WEDGE ACQUISITION INC.

Per: (signed) *"Kevin Daugherty"*

Name: Kevin Daugherty

Title: Director

OPTA MINERALS INC.

Per: (signed) *"John Dietrich"*

Name: John Dietrich

Title: Executive Vice President and Secretary

EXHIBIT 1
DESCRIPTION OF SHARE CAPITAL

Opta Minerals Inc. ("**Amalco**"), which is the corporation resulting from the amalgamation (the "**Amalgamation**") under the *Canada Business Corporations Act* (the "**CBCA**") of Wedge Acquisition Inc. (the "**Acquiror**") and Opta Minerals Inc. (the "**Company**"), shall be authorized to issue an unlimited number of common shares (the "**Common Shares**") and an unlimited number of redeemable shares (the "**Redeemable Shares**").

1. COMMON SHARES

Subject to the rights, privileges, conditions and restrictions attached to the other classes of shares, the Common Shares shall carry the following rights:

1.1. **Voting right.** Each Common Share shall entitle the holder thereof to one vote at all meetings of the shareholders of Amalco (except meetings at which only holders of another specified class of shares are entitled to vote pursuant to the provisions hereof or pursuant to the provisions of the CBCA).

1.2. **Dividend**. The holders of the Common Shares shall be entitled to receive non-cumulative dividends, as and when declared by the board of directors, subject to the rights, privileges, restrictions and conditions attaching to the Redeemable Shares and to any other class of shares ranking prior to the Common Shares. Any dividends paid on the Common Shares, when paid in money, shall be payable only in the lawful currency of Canada.

1.3. **Remaining property**. In the event of the liquidation, dissolution or winding-up of Amalco, whether voluntary or involuntary, or other distribution of assets of Amalco among shareholders for the purpose of winding-up its affairs, subject to the rights, privileges, restrictions and conditions attaching to the Redeemable Shares and to any other class of shares ranking prior to the Common Shares, the holders of the Common Shares shall be entitled to share the remaining property of Amalco.

2. REDEEMABLE SHARES

The Redeemable Shares shall carry the following rights, privileges, restrictions and conditions:

2.1. **Voting right.** Subject to the provisions of the CBCA and the provisions herein, the Redeemable Shares shall not entitle the holder thereof to attend any meetings of shareholders of Amalco, and shall not, as such, entitle the holder thereof to have any voting rights.

2.2. **Redemption.** Subject to the provisions of the CBCA, Amalco shall, immediately after the issuance of the Redeemable Shares pursuant to the Amalgamation (collectively, the "**Redemption Time**"), redeem the Redeemable Shares and pay the Redemption Amount (as hereinafter defined) in respect of each Redeemable Share, as follows:

A-2

(a) *Notice.* Except as hereinafter provided, no notice of redemption or other act or formality on the part of Amalco shall be required to call the Redeemable Shares for redemption.

(b) *Delivery of Aggregate Redemption Amount.* On or before the Redemption Time, Amalco shall deliver or cause to be delivered to the Depositary (as such term is defined in the acquisition agreement dated February 11, 2016 between the Acquiror, Wedge Acquisition Holdings Inc., Speyside Equity Fund I LP and the Company (the "**Acquisition Agreement**")) at its principal office in the City of Toronto, the Share Consideration (as such term is defined in the Acquisition Agreement) in respect of each Redeemable Share to be redeemed (the "**Redemption Amount**"). Delivery to and receipt by the Depositary of an amount sufficient to pay the Redemption Amount in respect of all Redeemable Shares outstanding as of the Redemption Time (the "**Aggregate Redemption Amount**") in such a manner shall constitute a full and complete discharge of Amalco's obligation to deliver the Redemption Amount to the holders of Redeemable Shares.

(c) *Entitlement to Redemption Amount.* At the Redemption Time, the Redeemable Shares shall be redeemed and the holders of such Redeemable Shares shall be entitled to receive the Redemption Amount in respect of each Redeemable Share.

(d) *Payment of Aggregate Redemption Amount.* From and after the Redemption Time, the Depositary shall pay and deliver or cause to be paid and delivered to the order of the holders of Redeemable Shares the Redemption Amount in respect of each Redeemable Share held by such holders by way of cheque or, in the case of holders of Redeemable Shares who elected the Cash and Note Option (as such term is defined in the Acquisition Agreement), by way of cheque and a Subordinated Note (as such term is defined in the Acquisition Agreement) in the relevant principal amount issued by Amalco, on presentation and surrender at the principal office of the Depositary in the City of Toronto of the certificate representing the common shares of the Company which were converted into Redeemable Shares pursuant to the Amalgamation and the holder's letter of transmittal and election form or such other documents as Amalco or the Depositary may, in its discretion, consider acceptable. Under no circumstances will interest on the Redemption Amount be payable by Amalco or the Depositary whether as a result of any delay in paying the Redemption Amount or otherwise.

(e) *Rights of Shareholders.* From and after the Redemption Time, the holders of Redeemable Shares shall not be entitled to exercise any of the rights of

A-3

shareholders in respect thereof except to receive from the Depositary the Redemption Amount in respect of each Redeemable Share, unless payment of the Aggregate Redemption Amount to the Depositary has not been made in accordance with Subsection (b) above, in which case the rights of such holders will remain unaffected.

(f) *Discharge of Obligations.* Immediately after the Amalgamation, but subject to the delivery to and receipt by the Depositary of the Aggregate Redemption Amount in accordance with Subsection (b) above, each Redeemable Share shall irrevocably be deemed to be redeemed and cancelled, Amalco shall be fully and completely discharged from its obligations with respect to the payment of the Aggregate Redemption Amount to such holders of Redeemable Shares, and the rights of such holders shall be limited to receiving from the Depositary the Redemption Amount payable to them on presentation and surrender of the said certificates held by them or other documents as specified above. Subject to the requirements of applicable law with respect to unclaimed property, if the Aggregate Redemption Amount has not been fully claimed in accordance with the provisions hereof within six years of the Redemption Time, the unclaimed portion of the Aggregate Redemption Amount shall be forfeited to Amalco.

(g) *Lost certificates.* In the event any certificate which, immediately prior to the Amalgamation, represented one or more common shares of the Company which were converted into Redeemable Shares pursuant to the Amalgamation and redeemed immediately thereafter pursuant to this Section 2.2 shall have been lost, stolen or destroyed, the Depositary shall, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, issue in exchange for such lost, stolen or destroyed certificate, a cheque or, in the case of holders of Redeemable Shares who elected the Cash and Note Option, a cheque and a Subordinated Note issued by Amalco, for the Redemption Amount deliverable in accordance with such holder's letter of transmittal and election form. When authorizing such issuance or payment in exchange for the lost, stolen or destroyed certificate, the holder to whom a cheque, or a cheque and a subordinated unsecured promissory note issued by Amalco, as applicable, is to be issued or delivered shall, as a condition precedent to the issuance or payment thereof, give a bond satisfactory to Amalco and the Depositary in connection with any claim that may be made against Amalco with respect to the certificate alleged to have been lost, stolen or destroyed.

2.3. **Remaining property.** In the event of the liquidation, dissolution or winding-up of Amalco, whether voluntary or involuntary, or other distribution of the property or assets of Amalco among shareholders for the purpose of winding-up its affairs, and subject to the extinguishment of the rights of holders of Redeemable Shares upon payment of the Redemption Amount in respect of each Redeemable Share, the holders of the Redeemable Shares shall be entitled to receive, and Amalco shall pay to such holders, in preference and priority to any distribution of any property or assets of Amalco to the holders of the Common Shares or any other shares ranking junior to the Redeemable Shares, an amount equal to the Redemption Amount in respect of each

A-4

Redeemable Share held by them respectively and no more. After payment to the holders of Redeemable Shares of the amounts so payable to them as hereinbefore provided, such holders shall not be entitled to share in any further distribution of the property and assets of Amalco.

2.4. **Specified Amount.** The Share Consideration (as such term is defined in the Acquisition Agreement), the amount of which will be specified by a resolution of the board of directors of the Company prior to the issuance of Redeemable Shares, shall be the amount specified in respect of each Redeemable Share for purposes of Subsection 191(4) of the *Income Tax Act* (Canada).

2.5. **Class Vote.** The Redeemable Shares shall not be convertible, no share having the same rank as or a higher rank than the Redeemable Shares may be created and the provisions relating to the Redeemable Shares or relating to other classes of shares may not be modified so as to confer on such shares rights or privileges that are equal to or greater than those attached to the Redeemable Shares, unless such conversion, creation or modification has been approved by written resolution signed by all holders of Redeemable Shares, or by the vote of not less than two-thirds of the Redeemable Shares represented by their holders who are present or represented at a special meeting of such holders convened for such purpose.

EXHIBIT 2
AMALGAMATION RESOLUTION

RESOLVED:

THAT the amalgamation (the "**Amalgamation**") of Wedge Acquisition Inc. (the "**Acquiror**") and Opta Minerals Inc. (the "**Company**") in accordance with the terms of the acquisition agreement dated February 11, 2016 between the Acquiror, Wedge Acquisition Holdings Inc., Speyside Equity Fund I LP and the Company (the "**Acquisition Agreement**") and upon the terms and conditions set forth in the amalgamation agreement dated February 11, 2016 between the Acquiror and the Company (the "**Amalgamation Agreement**"), attached as Schedule A to the Acquisition Agreement, all as described and set forth in the management information circular of the Company dated ________________, 2016, be and it is hereby approved;

THAT the Amalgamation Agreement is hereby approved and ratified;

THAT any one or more officers or directors of the Company are hereby authorized and directed for and on behalf of the Company to execute and send to the Director appointed under the *Canada Business Corporations Act* the articles of amalgamation and such other documents as are necessary or desirable to effect the Amalgamation;

THAT any one or more officers or directors of the Company are hereby authorized and directed to execute and deliver for and in the name of and on behalf of the Company all such other certificates, instruments, agreements, documents, authorizations, directions, and notices and to take such further actions, as, in such person's opinion, may be necessary or desirable to carry out the purposes and intent of this resolution, such determination to be conclusively evidenced by the execution and delivery of such certificate, authorization, document, agreement, instrument, direction or notice or the doing of any such act or thing.

SCHEDULE B

REPRESENTATIONS AND WARRANTIES OF OPTA MINERALS

1.	Organization

(a)	Opta Minerals is a corporation existing under the CBCA and each of the Opta Minerals Subsidiaries is a corporation existing under the Laws of the jurisdiction set out beside its name (in parentheses) in the definition of Opta Minerals Subsidiaries.

(b)	Each of Opta Minerals and the Opta Minerals Subsidiaries has all necessary corporate power, authority, and capacity to own its property and assets and to carry on its business as currently conducted.

2.	Capitalization

(a)	The authorized capital of Opta Minerals consists of an unlimited number of Common Shares and an unlimited number of preference shares issuable in series. As at the date hereof, (i) 18,129,566 Common Shares are issued and outstanding (the "Opta Common Shares") and no preference shares are issued and outstanding; and (ii) an aggregate of 847,645 Common Shares are issuable pursuant to the exercise of Options (the "Opta Options"). As at the Effective Date, the only issued and outstanding Common Shares shall be the 18,129,566 Opta Common Shares and any Common Shares issued as a result of the exercise of the 847,645 Opta Options. Except for the 847,645 Opta Options referred to in this Section 2(a), there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Opta Minerals to issue or sell any shares or other securities of its own issue or any other obligations of any kind convertible into or exchangeable or exercisable for any shares or other securities of Opta Minerals.

(b)	All outstanding Common Shares and the Common Shares issuable on the exercise of Options have been duly authorized. The outstanding Common Shares are, and the Common Shares issuable upon the exercise of Options when issued will be, validly issued and outstanding as fully paid and non-assessable shares of Opta Minerals.

(c)	Section 2(c) of the Disclosure Letter sets forth a true and complete list of all holders of Options, the number of Options held by each such person and the exercise price, date of grant, vesting schedule and expiry date of each such Option. Opta Minerals has provided to the Acquiror a true and complete copy of the Stock Option Plan.

3.	Opta Minerals Subsidiaries

(a)	All of the Opta Minerals Subsidiaries, including Opta Minerals’ (direct or indirect) percentage of ownership of each Opta Minerals Subsidiary, are set out in Section 3(a) of the Disclosure Letter. All of the outstanding shares of the Opta Minerals Subsidiaries which are held directly or indirectly by Opta Minerals are validly issued, fully paid and non-assessable and are free and clear of any Encumbrances (other than Permitted Encumbrances). There are no outstanding options, rights, entitlements, understandings or commitments (pre-emptive, contingent or otherwise) providing to any person the right to acquire any such outstanding shares or any other ownership interest in any of the Opta Minerals Subsidiaries.

(b)	Other than its respective interests in the Opta Minerals Subsidiaries, Opta Minerals does not hold any shares or other equity interest, or any right to acquire any shares or other equity interest, in any person.

4.	Voting Agreements

(a)	Neither Opta Minerals nor any Opta Minerals Subsidiary is party to any shareholder agreement, pooling agreement, voting trust or other similar agreement relating to the outstanding Common Shares and, to the knowledge of Opta Minerals, no such shareholder agreement, pooling agreement, voting trust or other similar agreement relating to the outstanding Common Shares exists among any Shareholders (other than the Support Agreements).

(b)	There are no outstanding bonds, debentures or other evidences of indebtedness of Opta Minerals or any Opta Minerals Subsidiary having the right to vote with the holders of the Common Shares on any matter. There are no outstanding obligations of Opta Minerals or any Opta Minerals Subsidiary to repurchase, redeem or otherwise acquire any outstanding Common Shares or with respect to the voting or disposition of any outstanding securities of Opta Minerals or any Opta Minerals Subsidiary.

(c)	No shareholder rights plan of Opta Minerals or similar agreement or other arrangement is in effect as of the date hereof.

5.	Qualifications and Licenses

Each of Opta Minerals and the Opta Minerals Subsidiaries is in compliance, and has complied, in all material respects, with all Laws applicable to the operation of its business and each of Opta Minerals and the Opta Minerals Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, and each of Opta Minerals and the Opta Minerals Subsidiaries is in compliance, and has complied, in all material respects, with all such qualifications and licences.

6.	Authority and No Violation

(a)	Opta Minerals has all necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Opta Minerals and the consummation by Opta Minerals of the Amalgamation and the other transactions contemplated hereunder have been duly authorized by the Board and no other corporate proceedings on its part are necessary to authorize this Agreement or the Amalgamation or the completion by Opta Minerals of the transactions contemplated hereby, other than the Shareholder Approval.

(b)	This Agreement has been duly executed and delivered by Opta Minerals and constitutes a legal, valid and binding obligation of Opta Minerals, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity.

B-2

(c)	The authorization of this Agreement, the execution and delivery by Opta Minerals of this Agreement and the performance by Opta Minerals of its obligations under this Agreement, and the consummation of the Amalgamation and the other transactions hereunder, will not:

(i)	result in a violation or breach of or constitute a default under (with or without notice or the passage of time), or require an Authorization to be obtained under, any provision of:

(A)	the articles, by-laws or other constating documents of Opta Minerals or any Opta Minerals Subsidiary;

(B)	any applicable Laws;

(C)	subject to the requirement of Opta Minerals to obtain prior consent under those Contracts disclosed in Schedule 6(c)(i)(C) of the Disclosure Letter, any Contract or Authorization to which Opta Minerals or any Opta Minerals Subsidiary is party or by which it is bound; or

(D)	any judgment, decree, order or award of any Governmental Entity or arbitrator;

(ii)	subject to the requirement of Opta Minerals to obtain prior consent under those Contracts disclosed in Schedule 6(c)(ii) of the Disclosure Letter, give rise to any right of termination, amendment, acceleration or cancellation of indebtedness of Opta Minerals or any Opta Minerals Subsidiary, or cause any such indebtedness to come due before its stated maturity, or cause any available credit of Opta Minerals or any Opta Minerals Subsidiary to cease to be available, or cause any security interest in respect of any assets of Opta Minerals or any Opta Minerals Subsidiary to become enforceable or realizable; or

(iii)	result in the imposition of any Encumbrance upon any assets of Opta Minerals or any Opta Minerals Subsidiary.

(d)	No licence, permit, certificate, consent, approval, order or authorization of, or registration, declaration or filing with, or notification to, any Governmental Entity is required to be obtained by any of Opta Minerals or the Opta Minerals Subsidiaries in connection with the execution and delivery by Opta Minerals of this Agreement, the consummation of the Amalgamation and the other transactions contemplated hereunder, other than

(i)	the Required Regulatory Approvals relating to Opta Minerals; and

(ii)	any other authorizations, licences, permits, certificates, registrations, consents, approvals and filings and notifications with respect to which the failure to obtain or make same would not reasonably be expected to prevent or significantly impede or materially delay the completion of the Amalgamation, or adversely affect the business, properties, assets, liabilities or operations of Opta Minerals and the Opta Minerals Subsidiaries taken as a whole.

B-3

7.	Public Filings

(a)	Opta Minerals is a reporting issuer in each of the provinces of Canada and is not in default, in any material respect, of any of its obligations under the Securities Laws of such provinces and is in compliance with the applicable rules and regulations of the TSX (except that Opta Minerals is currently subject to a continued listing review by the TSX pursuant to its Remedial Review Process and, therefore, Opta Minerals may not be able to maintain the listing of the Common Shares on the TSX). Opta Minerals is not subject to any reporting requirements or continuous disclosure obligations under the Securities Laws of any jurisdiction outside Canada (including the U.S. Exchange Act).

(b)	Opta Minerals has filed all material documents or information required to be filed by it under Securities Laws and the applicable rules and regulations of the TSX.

(c)	None of the Opta Minerals Public Documents, as of their respective dates, contained any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading as at the date at which they were filed with applicable Securities Authorities. All of the Opta Minerals Public Documents, as of their respective dates, complied as form and content, in all material respects, with the requirements of applicable Securities Laws. Opta Minerals has not filed any confidential material change report with any Securities Authority that remains confidential as of the date hereof. There is no material fact concerning Opta Minerals which has not been disclosed in the Opta Minerals Public Documents on or before the date hereof.

8.	Financial Statements

The Financial Statements have been prepared in accordance with IFRS and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), financial position and results of operations of Opta Minerals and the Opta Minerals Subsidiaries on a consolidated basis as at the respective dates thereof and periods covered thereby, applied on a basis consistent with prior periods and throughout the periods indicated (except, in the case of interim financial statements, for normal year-end adjustments). The Financial Statements reflect appropriate and adequate reserves in accordance with IFRS in respect of contingent liabilities, if any, of Opta Minerals and the Opta Minerals Subsidiaries on a consolidated basis. Opta Minerals and the Opta Minerals Subsidiaries have not entered into and are not parties to any material financial transactions which are not reflected in the Financial Statements.

9.	Liabilities and Indebtedness

Except for payment obligations to employees contingent upon a change of control of Opta Minerals as disclosed in Section 9 of the Disclosure Letter, all of which are to be treated as Estimated Transaction Costs for purposes of the Agreement, neither Opta Minerals nor any Opta Minerals Subsidiary has any material liabilities or obligations of any nature required to be set forth in a consolidated balance sheet or in the notes to the consolidated financial statements of Opta Minerals under IFRS (whether or not accrued, absolute, contingent, determined, determinable or otherwise) that are not so set forth and there is no existing condition, situation or set of circumstances that would be expected to result in such a material liability or obligation.

B-4

10.	Absence of Certain Changes or Events

Except as disclosed in the Opta Minerals Public Documents, since December 31, 2014:

(a)	Opta Minerals and each of the Opta Minerals Subsidiaries has conducted its business only in the ordinary course of business consistent with past practice;

(b)	there has not been any acquisition or sale by Opta Minerals or any Opta Minerals Subsidiary of any interest in any material property or assets, except as disclosed in Section 10(b) of the Disclosure Letter;

(c)	Opta Minerals has not declared or paid any dividends or made any other distributions on any of the Common Shares;

(d)	Opta Minerals has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Common Shares;

(e)	neither Opta Minerals nor any Opta Minerals Subsidiary has incurred any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) except in the ordinary course of business consistent with past practice;

(f)	there has not been any incurrence, assumption or guarantee by Opta Minerals or any Opta Minerals Subsidiary of any debt for borrowed money, any creation or assumption by Opta Minerals or any Opta Minerals Subsidiary of any Encumbrance (other than Permitted Encumbrances);

(g)	neither Opta Minerals nor any Opta Minerals Subsidiary has made any material loan, advance or capital contribution to, or investment in, any other person;

(h)	neither Opta Minerals nor any Opta Minerals Subsidiary has entered into, created, declared, adopted, amended, varied, modified or taken any other action with respect to any bonus, target bonus, profit sharing, incentive, salary or other compensation, equity based award, pension, retirement, deferred compensation, severance, change in control, employment or other employee benefit plan, agreement, trust fund, award or arrangement for the benefit or welfare of any officer, director or employee, or similar rights or other benefits, except for employees (other than officers) in the ordinary course of business consistent with past practice;

(i)	Opta Minerals has not effected any change in its accounting methods, principles or practices; and

(j)	there has not occurred one or more changes, effects, events, facts or occurrences which, individually or in the aggregate, have had, or would reasonably be expected to have, a Material Adverse Effect.

11.	Books and Records

(a)	The financial books, records and accounts of each of Opta Minerals and the Opta Minerals Subsidiaries: (i) have been maintained in accordance with good business practices and accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions of Opta Minerals and the Opta Minerals Subsidiaries; and (iii) accurately and fairly reflect the basis for the consolidated financial statements of Opta Minerals.

B-5

(b)	Opta Minerals has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; and (ii) transactions are recorded as necessary, (A) to permit preparation of financial statements in conformity with IFRS, and (B) to maintain accountability for assets and liabilities.

(c)	Except for certain Tax returns and related information in the possession from time to time of Opta Minerals’ accountants and the accountants of Opta Minerals Subsidiaries, no information, records or systems pertaining to the operation or administration of the business of Opta Minerals and the Opta Minerals Subsidiaries are in the possession of, recorded, stored, maintained by or otherwise dependent upon any person, other than Opta Minerals and the Opta Minerals Subsidiaries.

12.	Minute Books

The corporate records and minute books of each of Opta Minerals and the Opta Minerals Subsidiaries have been maintained in accordance with all applicable statutory requirements and are complete and accurate in all material respects. Without limiting the foregoing, the minute books include all of the resolutions of the shareholders and board of directors of the relevant entities, together with the shareholder registers, where applicable.

13.	No Default

Neither Opta Minerals nor any of the Opta Minerals Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default or would trigger a right of termination under: (a) any note, bond, mortgage, indenture or other instrument evidencing any indebtedness to which Opta Minerals or any Opta Minerals Subsidiary is a party; or (b) a Material Contract or Authorization to which Opta Minerals or any Opta Minerals Subsidiary is a party.

14.	No Brokers and Other Transaction Fees

Except for the fees to be paid to the Financial Advisor by Opta Minerals which are to be treated as Estimated Transaction Costs for the purposes of the Agreement, Opta Minerals has not agreed to pay any brokerage fees, finder’s fees, financial advisory fees, agent’s commissions or other similar forms of compensation in connection with the Amalgamation or any similar transaction. True and correct copies of all engagement letters with the Financial Advisor have been delivered to the Acquiror.

No fees, costs or expenses have been incurred and remain payable by Opta Minerals or any of the Opta Minerals Subsidiaries that reasonably constitute or represent Estimated Transaction Costs other than the fees, costs and expenses quantified in the definition of Estimated Transaction Costs.

15.	Non-Competition Agreements

Neither Opta Minerals nor any Opta Minerals Subsidiary is a party to or bound by any non-competition agreement or exclusivity agreement, or any other agreement or obligation which purports to limit the manner or the localities in which the business of Opta Minerals or any Opta Minerals Subsidiary is or may be conducted.

B-6

16.	Litigation

(a)	Except as disclosed in Section 16(a) of the Disclosure Letter, there is no material claim, action, proceeding or investigation that has been commenced or is pending or, to the knowledge of Opta Minerals, threatened against Opta Minerals or any Opta Minerals Subsidiary, or affecting the property or assets of Opta Minerals or any Opta Minerals Subsidiary, before any court, regulatory authority or Governmental Entity and, to the knowledge of Opta Minerals, there is no existing basis on which any such claim, action, proceeding or investigation might be commenced with any reasonable likelihood of success.

(b)	There is no claim, action, proceeding or investigation that has been commenced or is pending or, to the knowledge of Opta Minerals, threatened against Opta Minerals or any Opta Minerals Subsidiary which, if adversely determined, would reasonably be expected to prevent or materially delay the consummation of the Amalgamation or adversely affect Opta Minerals or any of the Opta Minerals Subsidiaries or the Acquiror Parent if the Amalgamation is completed, and, to the knowledge of Opta Minerals, there is no existing basis on which any such claim, action, proceeding or investigation might be commenced with any reasonable likelihood of success.

(c)	Neither Opta Minerals nor any Opta Minerals Subsidiary is subject to any outstanding judgment, order, writ, injunction or decree which, individually or in the aggregate, which is material or would prevent or materially delay the consummation of the Amalgamation.

17.	Severance and Employment Matters

(a)	Except as disclosed in Section 17(a) of the Disclosure Letter, there are no written or oral agreements, arrangements, plans, obligations or understandings, in addition to any obligations under applicable employment or labour Laws, providing for severance or termination or other payments by Opta Minerals or any Opta Minerals Subsidiary in connection with the termination of the employment or engagement of, or resignation of, any director, officer or employee of, or independent contractor to, Opta Minerals or any Opta Minerals Subsidiary that are contingent upon a change of control of Opta Minerals. The details of all such payment requirements, including the amounts and a description of the circumstances in which they must be paid, have been previously provided to Acquiror and will be treated as Estimated Transaction Costs for the purposes of the Agreement.

(b)	Except for payment obligations to employees contingent upon a change of control as disclosed in Section 9 of the Disclosure Letter, all of which will be treated as Estimated Transaction Costs for purposes of the Agreement, Opta Minerals has not declared or paid, or committed to declare or pay, any amount to any person in respect of a performance or incentive or other bonus in respect of the completion of the Amalgamation or other transactions contemplated hereunder.

(c)	Section 17(c) of the Disclosure Letter sets out a complete and accurate list of all individuals who are full-time or part-time Employees or individuals engaged on contract to provide employment services or sales or other agents or representatives of each of Opta Minerals and the Opta Minerals Subsidiaries, as of February 1, 2016, together with their titles, service dates, current annual salary, bi-weekly rate of pay or hourly rate of pay, benefits, vacation entitlements, commissions and bonus (whether monetary or otherwise) or other compensation paid since the beginning of the most recently completed fiscal year or payable to each such Employee. Since February 1, 2016 to the date hereof, there has been no change to such information that is either material or outside the ordinary course of business.

B-7

(d)	Except as disclosed in Section 17(d) of the Disclosure Letter, neither Opta Minerals nor any Opta Minerals Subsidiary is a party to any employment or consulting contract (or any other similar agreement or contract) with any director, officer, Employee or consultant of Opta Minerals or any Opta Minerals Subsidiary, except for employment contracts of indefinite hire entered into in the ordinary course of business and which do not provide for any severance or termination or other payments in connection with the termination of the employment or engagement of, or resignation of, such director, officer, Employee or consultant (other than as may be required pursuant to applicable Laws).

(e)	Except as disclosed in Section 17(e) of the Disclosure Letter, neither Opta Minerals nor any Opta Minerals Subsidiary is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Opta Minerals, threatened, or any litigation, actual or, to the knowledge of Opta Minerals, threatened, relating to employment or termination of employment of employees, consultants or independent contractors.

(f)	Except as disclosed in Section 17(f) of the Disclosure Letter, neither Opta Minerals nor any Opta Minerals Subsidiary has made or is subject to any contract or agreement with any labour union or employee association, nor has it made any commitment to or conducted negotiations with, any labour union or employee association with respect to any future agreements and, to the knowledge of Opta Minerals, there are no current attempts to organize or establish any labour union or employee association with respect to any employees of Opta Minerals or any Opta Minerals Subsidiary, nor is there any certification of any such union with regard to a bargaining unit. There are no grievances against Opta Minerals or any Opta Minerals Subsidiary for which it has received written notice under any collective agreement.

(g)	Each of Opta Minerals and the Opta Minerals Subsidiaries has operated in accordance, in all material respects, with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights and labour relations and there are, to the knowledge of Opta Minerals, no current, pending or threatened proceedings before any board or tribunal with respect to any of the matters listed herein.

(h)	Neither Opta Minerals nor any Opta Minerals Subsidiary has made any commitment to provide, or any representation in respect of, any general increase in the compensation of any Employee (including any increase pursuant to a benefit plan) or any increase in any such compensation or bonus payable to any Employee, or to make any loan to, or to engage in any transaction with, any Employee.

(i)	All accruals for unpaid vacation pay, premiums for employment insurance, health premiums, pension plan premiums, accrued wages, salaries and commissions, severance pay and employee benefit plan payments have been reflected in the books and records of Opta Minerals. Neither Opta Minerals nor any Opta Minerals Subsidiary has any material liabilities or obligations whatsoever in respect of any retired or former Employee.

B-8

(j)	Opta Minerals has made available to Acquiror for review any inspection reports, workplace audits or written equivalent, made under any occupational health and safety legislation received by it since January 1, 2012. There are no outstanding inspection orders or written equivalent made under any occupational health and safety legislation which relate to or affect Opta Minerals or any of the Opta Minerals Subsidiaries. Each of Opta Minerals and the Opta Minerals Subsidiaries has complied in all material respects with any orders issued under any occupational health and safety legislation of which Opta Minerals has received written notice.

18.	Employment Benefits

(a)	Section 18(a) of the Disclosure Letter identifies each retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or other compensation plan or arrangement or other employee benefit plan that is maintained or otherwise contributed to, or required to be contributed to, by Opta Minerals or any Opta Minerals Subsidiary or under which any of Opta Minerals or the Opta Minerals Subsidiaries has, or will have, any material liability, or pursuant to which payments are made, or benefits are provided, or an entitlement to payments or benefits may arise with respect to any of its Employees or former employees of any of Opta Minerals or the Opta Minerals Subsidiaries, individuals working on contract with any of Opta Minerals or the Opta Minerals Subsidiaries or other individuals providing services to any of Opta Minerals or the Opta Minerals Subsidiaries (or any spouses, dependants, survivors or beneficiaries of any such persons) (collectively, the “Employee Plans”); provided, however, that the Employee Plans shall not include any statutory benefit plans which any of Opta Minerals or the Opta Minerals Subsidiary is required to participate in or comply with, including the Canada Pension Plan and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation.

(b)	A true and correct copy of each Employee Plan and all booklets and communications concerning the Employee Plans which have been provided to persons entitled to benefits under the Employee Plans have been provided by Opta Minerals to Acquiror on or before the date hereof, together with copies of all material documents relating to the Employee Plans. Each Employee Plan has been established, registered, amended, funded, administered, invested and maintained in compliance with its terms and with the requirements prescribed by any and all Laws that are applicable to such Employee Plan.

(c)	There are no plans providing pensions, superannuation benefits or retirement savings for the benefit of Employees or former employees of any of Opta Minerals or the Opta Minerals Subsidiaries.

(d)	All contributions to and payments from each Employee Plan that may have been required to be made in accordance with the terms of any such Employee Plan and, where applicable, with the Laws that govern such Employee Plan, have been made in a timely manner.

(e)	All material reports, returns and similar documents (including applications for approval of contributions) with respect to any Employee Plan required to be filed with any Governmental Entity or distributed to any Employee Plan participant have been duly filed on a timely basis or distributed.

B-9

(f)	None of the Employee Plans provide for benefit increases or the acceleration of, or an increase in, securing or funding obligations that are contingent upon, or will be triggered by, the entering into of this Agreement or the completion of the Amalgamation or any of the other transactions contemplated hereunder.

(g)	There is no entity other than Opta Minerals or an Opta Minerals Subsidiary participating in any Employee Plan, and no Employee Plan provides benefits to persons who are not Employees or former employees of Opta Minerals or any Opta Minerals Subsidiary.

(h)	None of the Employee Plans provide benefits beyond retirement or other termination of service to Employees or former employees of Opta Minerals or any Opta Minerals Subsidiary or to the beneficiaries or dependants of such employees at the expense of Opta Minerals or any Opta Minerals Subsidiary, and where there are such Employee Plans, each such Employee Plan may be amended or terminated at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(i)	None of the Employee Plans, or any insurance contract relating thereto, require or permit a retroactive increase in premiums or payments, or require additional premiums or payments on termination of the Employee Plan or any insurance contract relating thereto.

(j)	Neither Opta Minerals nor any Opta Minerals Subsidiary has any stock option plan or other share based compensation arrangement other than the Stock Option Plan. Opta Minerals is in compliance, in all material respects, with the terms of the Stock Option Plan and all applicable Laws and the rules and regulations of the TSX relating thereto.

19.	Tax Matters

(a)	Except as disclosed in Section 19(a) of the Disclosure Letter, each of Opta Minerals and the Opta Minerals Subsidiaries has duly and in a timely manner filed all Tax returns required to be filed by it and all such returns were correct and complete in all material respects at the time of filing. Each of Opta Minerals and the Opta Minerals Subsidiaries has paid on a timely basis all Taxes, including instalments, which are due and payable, and has paid all assessments and reassessments, and all other Taxes due and payable by it on or before the date hereof, other than those which are being contested in good faith and in respect of which reserves have been provided in the most recently published financial statements of Opta Minerals (if such reserves are required under IFRS). Adequate provision has been made on the consolidated financial statements of Opta Minerals for all Taxes assessed and all Taxes owing by any of Opta Minerals or any Opta Minerals Subsidiary that are not yet due and payable and that relate to periods ending on or prior to the date hereof in conformity with IFRS and all other applicable accounting rules and principles. Except as disclosed in Section 19(a) of the Disclosure Letter, there are no actions, suits, proceedings, investigations or claims outstanding, pending or, to the knowledge of Opta Minerals, threatened against Opta Minerals or any of the Opta Minerals Subsidiaries in respect of Taxes or assessments or any matters under discussion with any Governmental Entity relating to Taxes or assessments asserted by any such authority.

B-10

(b)	Neither Opta Minerals nor any Opta Minerals Subsidiary is party to any material tax sharing agreement, tax indemnification agreement or other agreement or arrangement relating to Taxes with any person (other than Opta Minerals or any Opta Minerals Subsidiary).

(c)	Each of Opta Minerals and the Opta Minerals Subsidiaries has withheld from each payment made to all of its current and former officers, directors and employees, and from each other payment of any nature made to any person, the amount of all Taxes including, but not limited to, income tax and other deductions required to be withheld therefrom and has paid the same to the applicable Governmental Entity within the time required under applicable Laws.

(d)	Each of Opta Minerals and the Opta Minerals Subsidiaries has collected from any of the past and present customers (or other persons paying amounts to Opta Minerals or an Opta Minerals Subsidiary) the amount of all Taxes (including goods and services tax and provincial sales taxes) required to be collected and has paid and remitted such Taxes when due in the form required under applicable Laws.

(e)	For all transactions between Opta Minerals or an Opta Minerals Subsidiary, on the one hand, and any non-resident person with whom Opta Minerals or an Opta Minerals Subsidiary was not dealing at arm's length, for the purposes of the Tax Act, on the other hand, Opta Minerals or the Opta Minerals Subsidiary has made or obtained records or documents that satisfy the requirements of paragraphs 247(4)(a) to (c) of the Tax Act or any similar applicable transfer pricing provisions.

20.	Insurance

Policies of insurance in force as of the date hereof naming Opta Minerals or an Opta Minerals Subsidiary as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the businesses of Opta Minerals and the Opta Minerals Subsidiaries as would be customary in respect of the businesses carried on by Opta Minerals and the Opta Minerals Subsidiaries. All such policies of insurance are listed in Section 20 of the Disclosure Letter and shall remain in full force and effect and shall not be cancelled or otherwise terminated as a result of the Amalgamation. Except as disclosed in Section 20 of the Disclosure Letter, there are no outstanding claims under any policies of insurance. A true and complete copy of each insurance policy referred to in Section 20 of the Disclosure Letter has been provided to the Acquiror.

21.	Material Contracts

(a)	Except as listed in Section 21(a) of the Disclosure Letter or as disclosed elsewhere in the Disclosure Letter, there are no Contracts material to Opta Minerals or any Opta Minerals Subsidiary or material to the conduct of the business of Opta Minerals or any Opta Minerals Subsidiary (the “Material Contacts”) and, without limiting the foregoing, such list of Material Contracts includes any Contract to which Opta Minerals or any Opta Minerals Subsidiary is a party to, or by which any of its properties or assets are bound, that:

(i)	if terminated, would reasonably be expected to have a Material Adverse Effect;

(ii)	is a contract for the purchase of materials, supplies, equipment or services involving more than $150,000 in respect of any such contract per annum (other than routine inventory replenishment in the ordinary course of business or any agreement with respect to employment by Opta Minerals or an Opta Minerals Subsidiary);

B-11

(iii)	is a Contract evidencing indebtedness of Opta Minerals or an Opta Minerals Subsidiary, including a credit facility, bond, promissory note or indenture, or a Contract pursuant to which Opta Minerals or an Opta Minerals Subsidiary has granted a security interest, charge or other encumbrance over material assets;

(iv)	is a Contract for the distribution of products or supplies that includes an exclusivity or non-competition provision;

(v)	is a contract or group of related contracts that involves payment to or by Opta Minerals or an Opta Minerals Subsidiary of more than $150,000 per annum (other than any agreement with respect to employment by Opta Minerals or an Opta Minerals Subsidiary);

(vi)	relates to the borrowing of money, the provision of financial assistance or a leasing transaction of a type required to be capitalized in accordance with IFRS;

(vii)	is an agreement of guarantee, support, indemnification, assumption or endorsement of the obligations, liabilities or indebtedness of, or any agreement to provide financial assistance of any kind to, any other person other than an Opta Minerals Subsidiary (other than an agreement with respect to employment or an agreement providing for indemnification of any current or former director or officer of Opta Minerals or any Opta Minerals Subsidiary);

(viii)	relates to any material acquisition or disposition of any assets by Opta Minerals or an Opta Minerals Subsidiary, other than in the ordinary course of business;

(ix)	has a remaining term to maturity of more than twelve (12) months and cannot be terminated earlier without penalty upon notice from Opta Minerals or an Opta Minerals Subsidiary; or

(x)	is entered into with a director, officer or shareholder of Opta Minerals or any Opta Minerals Subsidiary or with a party which does not deal at arm’s length with Opta Minerals or any Opta Minerals Subsidiary for the purposes of the Tax Act (other than an agreement with respect to employment or an agreement providing for indemnification of any current or former director or officer of Opta Minerals or any Opta Minerals Subsidiary).

(b)	All Material Contracts are legal, valid, binding and in full force and effect and are enforceable by Opta Minerals or any Opta Minerals Subsidiary in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity).

(c)	Each of Opta Minerals and the Opta Minerals Subsidiaries has performed all of the obligations required to be performed by it and is entitled to all of the benefits under each Material Contract to which it is a party or by which it is bound. Neither Opta Minerals nor any Opta Minerals Subsidiary or, to the knowledge of Opta Minerals, any counterparty, is in default or in breach of any Material Contract to which Opta Minerals or any Opta Minerals Subsidiary is a party and, to the knowledge of Opta Minerals, there exists no condition, event or act which, with the giving of notice or lapse of time or both would constitute such a default or breach.

B-12

(d)	Except as disclosed in Schedule 6(c)(i)(C) or Schedule 6(c)(ii) of the Disclosure Letter, no consent, approval or notice is required from, or required to be given to, any person under any Material Contract in order that such Contract will continue in full force and effect following consummation of the Amalgamation and the other transactions contemplated hereunder.

(e)	A true and complete copy of each Material Contract has been provided by Opta Minerals to Acquiror.

22.	Real Property

(a)	Section 22(a) of the Disclosure Letter lists all of the real properties owned in whole or in part by Opta Minerals or any Opta Minerals Subsidiary (the “Real Properties”). Except as disclosed in Section 22(a) of the Disclosure Letter, there are no Contracts or agreements to sell, transfer or otherwise dispose of any of the Real Properties, or to purchase or acquire any real properties other than the Real Properties, or which would restrict the ability of Opta Minerals or any Opta Minerals Subsidiary, as applicable, to ultimately transfer any of the Real Properties.

(b)	Opta Minerals or an Opta Minerals Subsidiary is the absolute beneficial owner of, and has good and marketable title in fee simple to each of the Real Properties, free and clear of any and all Encumbrances (other than Permitted Encumbrances), save and except for any Encumbrances registered on title to the Real Properties that do not materially impair the use of any of the Real Properties or other assets in the operation of the respective businesses of Opta Minerals and the Opta Minerals Subsidiaries. None of the Real Properties are leased or licenced, in whole or in part, to any other person.

(c)	Section 22(c) of the Disclosure Letter describes all leases, subleases, agreements to lease and tenancy agreements (“Leases”) under which any of Opta Minerals or the Opta Minerals Subsidiaries leases or subleases any real property (the “Leased Premises”), as lessee or sublessee (for the purposes of this Section 22, the “Lessee”). Other than the Leases or mineral interests or rights (including any claims, concessions, exploration licences and exploitation licences or arising from ownership of any of the Real Properties), neither Opta Minerals nor any Opta Minerals Subsidiary is a party to or is bound, as lessee, by any lease, sublease, license or other material instrument relating to real property. The Leases are in full force and effect and the Lessee under each Lease is exclusively entitled to all rights and benefits as Lessee under such Lease, and no Lessee has sublet, assigned, licensed or otherwise conveyed any rights in any of the Leased Premises or in any of the Leases to any other person. A true and complete copy of each Lease has been provided by Opta Minerals to Acquiror.

(d)	All rental and other payments and other obligations required to be paid and performed by the Lessee pursuant to each of the Leases have been duly paid and performed. The Lessee is not in default of any of its obligations under any of the Leases and, to the knowledge of Opta Minerals, there exists no event, occurrence, condition or act which, with the giving of notice or the lapse of time, would become a default by the Lessee under any of the Leases. To the knowledge of Opta Minerals, none of the landlords or other parties to the Leases are in default of any of their obligations under any of the Leases. To the knowledge of Opta Minerals, no waiver, indulgence or postponement of the Lessee’s obligations under any of the Leases has been granted by the landlord thereunder. None of the terms and conditions of any of the Leases will be materially affected by, nor will any of the Leases be in default as a result of, the completion of the Amalgamation or the other transactions contemplated hereunder.

B-13

(e)	To the knowledge of Opta Minerals, the use by Opta Minerals and the Opta Minerals Subsidiaries, as applicable, of each of the Real Properties and Leased Premises is not in breach of any Laws, in any material respect, including any building, zoning or other statutes or any official plan, or any covenants, restrictions, rights or easements, affecting such Real Property or Leased Premises. To the knowledge of Opta Minerals, and save and except for any encroachments of a non-material nature or that do not adversely affect the current use of the Real Properties and Leased Premises, all buildings, structures and improvements situated on any of the Real Properties, and those situated on any of the Leased Premises, are located wholly within the boundaries of such Real Property or Leased Premises, as applicable, and comply with all Laws, covenants, restrictions, rights and easements affecting the same. None of Opta Minerals or any Opta Minerals Subsidiary has been provided with notice of any outstanding work orders, non-compliance orders, deficiency notices or other such notices relative to any of the Real Properties or Leased Premises. No part of any of the Real Properties or Leased Premises has been condemned, taken or expropriated by any Governmental Entity, nor has any notice or proceeding in respect thereof been given, commenced or threatened. Each of the Real Properties and Leased Premises is fully serviced by utilities having adequate capacities for the normal operations of the respective businesses of Opta Minerals and the Opta Minerals Subsidiaries currently operating at each of the Real Properties and Leased Properties. Each of the Real Properties and Leased Premises has adequate rights of access to and from public streets or highways for the normal operations of the respective businesses of Opta Minerals and the Opta Minerals Subsidiaries and, to the knowledge of Opta Minerals, there is no fact or circumstance which could result in the termination or restriction of such access. To the knowledge of Opta Minerals, there is no defect or condition affecting any of the Real Properties or Leased Premises (or the soil or subsoil thereof) which would impair the current use of such Real Property or Leased Premises.

(f)	No amounts including, without limitation, municipal property Taxes, local improvement Taxes, levies or assessments, are owing by Opta Minerals or any Opta Minerals Subsidiary in respect of any of the Real Properties or the Leased Premises to any Governmental Entity or public utility, other than current accounts which are not in arrears. To the knowledge of Opta Minerals, there are no outstanding appeals on assessments which have been issued by any Governmental Entity or by Opta Minerals or any Opta Minerals Subsidiary concerning any realty, business or other Taxes with respect to any of the Real Properties or Leased Premises. To the knowledge of Opta Minerals, all amounts for labour or materials supplied to or on behalf of Opta Minerals or any Opta Minerals Subsidiary relating to the construction, alteration or repair of or on any of the Real Properties or Leased Premises have been paid in full and no one has filed or has a right to file any construction, builders’, mechanics’ or similar liens.

(g)	To the knowledge of Opta Minerals, the buildings and structures comprising the Real Properties and the Leased Premises are free of any material structural defect. The heating, ventilating, plumbing, drainage, electrical and air conditioning systems and all other systems used in any of the Real Properties or the Leased Premises are in good working order, fully operational and free of any defect, except for normal wear and tear and defects of a non-material nature.

B-14

23.	Environmental

(a)	Except as disclosed in Section 23 of the Disclosure Letter:

(i)	the operation of the businesses of Opta Minerals and the Opta Minerals Subsidiaries, the property and assets owned or used by Opta Minerals and the Opta Minerals Subsidiaries and the use, maintenance and operation thereof have been and are in compliance with all Environmental Laws;

(ii)	each of Opta Minerals and the Opta Minerals Subsidiaries has complied in all material respects with all reporting and monitoring requirements under all Environmental Laws; and

(iii)	each of Opta Minerals and the Opta Minerals Subsidiaries has obtained all Environmental Permits necessary to conduct its business and to own, use and operate its properties and assets.

(b)	Except as disclosed in 23 of the Disclosure Letter:

(i)	neither Opta Minerals nor any Opta Minerals Subsidiary has ever been convicted of an offence for non-compliance with any Environmental Laws or Environmental Permits or been fined or otherwise sentenced or settled such prosecution short of conviction;

(ii)	neither Opta Minerals nor any Opta Minerals Subsidiary has received any notice of any non-compliance with any Environmental Laws or Environmental Permits;

(iii)	the operation of the businesses of Opta Minerals and the Opta Minerals Subsidiaries, the property and assets owned or used by Opta Minerals and the Opta Minerals Subsidiaries and the use, maintenance and operation thereof have been and are in compliance with all Environmental Permits; and

(iv)	each of Opta Minerals and the Opta Minerals Subsidiaries has, at all times, used, generated, treated, stored, transported, disposed of or otherwise handled its Hazardous Substances in compliance with all Environmental Laws and Environmental Permits.

(c)	Neither Opta Minerals nor any Opta Minerals Subsidiary is, and, to the knowledge of Opta Minerals, there is no reasonable basis upon which Opta Minerals or any of the Opta Minerals Subsidiaries could become, responsible for any material clean-up or corrective action under any Environmental Laws.

(d)	Opta Mineral has provided to the Acquiror true and complete copies of all reports or other documents in its possession or the possession of the Opta Minerals Subsidiaries relating to compliance with Environmental Laws or Environmental Permits.

B-15

24.	Tangible Assets

The assets owned or used by Opta Minerals and the Opta Minerals Subsidiaries in connection with the businesses of Opta Minerals and the Opta Minerals Subsidiaries have been maintained in accordance with normal industry practice and are in good operating condition and repair for their age (taking account of their nature, current usage, normal wear and tear and continued repair and replacement in accordance with past practice).

25.	Property Interests

In respect of the properties and assets of Opta Minerals and the Opta Minerals Subsidiaries that are operated by them, Opta Minerals or an Opta Minerals Subsidiary, as applicable, holds all Authorizations that are required and necessary under applicable Laws to operate such properties and assets as currently operated.

26.	Customer and Supplier Relationships

Since December 31, 2014, there has not been, and neither Opta Minerals nor any Opta Minerals Subsidiary has received any notice of or threatening, any change in relations with any customer or supplier of Opta Minerals or any Opta Minerals Subsidiary which, individually or in the aggregate, represented more than 10% of the consolidated revenues or supply costs of Opta Minerals in the year ended December 31, 2014 .

27.	Intellectual Property

Section 27 of the Disclosure Letter includes a complete and accurate list of all: (a) domestic and foreign patents, trade-marks, trade names, copyrights, industrial designs, business names, certification marks, service marks, distinguishing guises, business styles and other industrial or intellectual property, and all applications in respect thereof, that are owned by or licensed to Opta Minerals or an Opta Minerals Subsidiary; and (b) all software (other than normal and routine off-the-shelf software), including all related documentation, owned or used by Opta Minerals or an Opta Minerals Subsidiary, in each case, that are necessary to conduct the businesses of Opta Minerals and the Opta Minerals Subsidiaries as currently conducted (collectively, the “Intellectual Property”). Opta Minerals or an Opta Minerals Subsidiary is the sole owner of the Intellectual Property, except in the case of Intellectual Property licensed to Opta Minerals or an Opta Minerals Subsidiary. In the case of licensed Intellectual Property, Opta Minerals or an Opta Minerals Subsidiary holds all necessary rights in and to the Intellectual Property pursuant to a valid and enforceable agreements, true and complete copies of which been provided by Opta Minerals to Acquiror. To the knowledge of Opta Minerals, neither Opta Minerals nor any Opta Minerals Subsidiary is engaged or has engaged in any activity that violates or infringes any intellectual property rights of any other person. No license is currently held, or required to be held, by Opta Minerals in order to continue to use the corporate and business names of Opta Minerals following the Effective Date, including any license or permission to use from SunOpta Inc.

28.	Payments

Neither Opta Minerals nor any Opta Minerals Subsidiary, and, to the knowledge of Opta Minerals, no director, officer, employee, or any other individual associated with or acting for or on behalf of Opta Minerals or any Opta Minerals Subsidiary has, directly or indirectly, made any contribution, gift, rebate, payoff, influence payment, kickback or other payment to any person, regardless of form, whether in money, property or services that was made in contravention of any Laws: (a) to obtain favourable treatment in securing business; (b) to pay for favourable treatment for business secured; or (c) to obtain special concessions or for special concessions already obtained.

B-16

29.	No Insolvency

No act or proceeding has been taken by or against Opta Minerals or any Opta Minerals Subsidiary in connection with the dissolution, liquidation, winding-up, bankruptcy, arrangement or reorganization of Opta Minerals or any Opta Minerals Subsidiary, or the appointment of a trustee, receiver, manager or other administrator of Opta Minerals or any Opta Minerals Subsidiary or any of their respective properties or assets or, to the knowledge of Opta Minerals, has any such act or proceeding been threatened. Neither Opta Minerals nor any Opta Minerals Subsidiary has sought protection under the Bankruptcy and Insolvency Act (Canada) or the Company Creditors Arrangement Act (Canada) or similar legislation in other Canadian or foreign jurisdictions. Neither Opta Minerals nor any Opta Minerals Subsidiary, or any of their respective properties or assets, is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of Opta Minerals or any Opta Minerals Subsidiary to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would or could materially impede the completion of the Amalgamation or any of the other transactions contemplated hereunder.

30.	Related Party Transactions

Neither Opta Minerals nor any of the Opta Minerals Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, Opta Minerals or any of the Opta Minerals Subsidiaries or any of their respective affiliates or associates (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses). Except as disclosed in the Opta Minerals Public Documents, no director, officer, employee or agent of Opta Minerals or any of the Opta Minerals Subsidiaries or any of their respective affiliates or associates is a party to any Contract with Opta Minerals or any of the Opta Minerals Subsidiaries required to be disclosed pursuant to Securities Laws.

31.	U.S. Securities Laws

(a)	Opta Minerals is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended.

(b)	Opta Minerals is a “foreign private issuer” (as such term is defined in Rule 3b-4 under the U.S. Exchange Act).

(c)	To the knowledge of Opta Minerals, persons holding not more than 10% of the Common Shares are U.S. Holders.

B-17

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF THE ACQUIROR PARENT, the ACQUIROR AND THE GUARANTOR

1.	Organization and Qualification

(a)	Each of the Acquiror Parent and the Acquiror is a corporation under the laws of Canada and has all necessary corporate power, authority and capacity to own its property and assets and carry on its business as currently conducted.

(b)	The Guarantor is a limited liability company formed under the laws of Delaware and has all necessary power, authority and capacity to own its property and assets and carry on its business as currently conducted.

2.	Authority Relative to this Agreement

(a)	Each of the Acquiror Parent, the Acquiror and the Guarantor has all necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by each of the Acquiror Parent, the Acquiror and the Guarantor, and the consummation by the Acquiror of the Amalgamation and the other transactions contemplated hereunder have been duly authorized by the board of directors of each of the Acquiror Parent, the Acquiror and the Guarantor and no other corporate proceedings on its part are necessary to authorize this Agreement or the Amalgamation or the completion by the Acquiror of the transactions contemplated hereby.

(b)	This Agreement has been duly executed and delivered by each of the Acquiror Parent, the Acquiror and the Guarantor and constitutes a legal, valid and binding obligation of each of the Acquiror Parent, the Acquiror and the Guarantor, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity.

(c)	The authorization of this Agreement, the execution and delivery by each of the Acquiror Parent, the Acquiror and the Guarantor of this Agreement and the performance by each of the Acquiror Parent, the Acquiror and the Guarantor of its obligations under this Agreement and the consummation of the Amalgamation will not result in a violation or breach of or constitute a default under (with or without notice or the passage of time), or require an Authorization to be obtained under, any provision of:

(i)	the articles, by-laws or other constating documents of the Acquiror Parent, the Acquiror or the Guarantor;

(ii)	any applicable Laws;

(iii)	any Contract or Authorization to which the Acquiror Parent, the Acquiror or the Guarantor is party or by which it is bound; or

(iv)	any judgment, decree, order or award of any Governmental Entity or arbitrator.

3.	Required Approvals

No licence, permit, certificate, consent, approval, order or authorization of, or registration, declaration or filing with, or notification to, any Governmental Entity is required to be obtained by the Acquiror Parent, the Acquiror or the Guarantor in connection with the execution and delivery by the Acquiror Parent, the Acquiror and the Guarantor of this Agreement, the consummation of the Amalgamation and the other transactions contemplated hereunder, other than:

(a)	the Required Regulatory Approvals relating to the Acquiror Parent and the Acquiror; and

(b)	any other authorizations, licences, permits, certificates, registrations, consents, approvals and filings and notifications with respect to which the failure to obtain or make same would not reasonably be expected to prevent or significantly impede or materially delay the completion of the Amalgamation.

4.	Sufficient Funds

The Acquiror Parent and the Acquiror will have at Closing immediately available funds on hand that will be sufficient to pay in full the aggregate Consideration payable in cash upon the terms contemplated by the Amalgamation Agreement.

5.	Ownership of Common Shares

As of the date hereof, the Acquiror Parent, the Acquiror and the Guarantor do not own, directly or indirectly, or exercise control or direction over, any Common Shares.

6.	Litigation

There is no suit, action or proceeding pending against or, to the knowledge of Acquiror Parent, the Acquiror or the Guarantor, threatened against or affecting the Acquiror Parent, the Acquiror or the Guarantor, that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Amalgamation or any of the other transactions contemplated by this Agreement.

7.	Other Agreements

Neither the Acquiror Parent, the Acquiror, the Guarantor nor any of their affiliates is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting, disposing of or otherwise in respect of any of the Common Shares, other than the Confidentiality Agreement and the Support Agreements.

8.	No Agreement with Shareholders

Neither the Acquiror Parent, the Acquiror nor any of their affiliates has entered into any agreements with Shareholders in respect of the Amalgamation, other than the Support Agreements and the rollover agreement entered into with the Interested Shareholder.

9.	U.S. Securities Laws

Neither Acquiror nor Acquiror Parent is an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended.

SCHEDULE D

REQUIRED CONTRACTUAL CONSENTS

Consent of the lenders under the Second Amended and Restated Credit Agreement dated as of May 18, 2012 (as further amended, restated, supplemented or otherwise modified from time to time) among the Corporation, the parties thereto from time to time as Guarantors, The Bank of Nova Scotia, as Agent and Lender, and those financial institutions party thereto from time to time as Lenders, which consent has been obtained by Opta Minerals prior to the date of this Agreement.

Consent of the lessor under each of the following Contracts:

•	[Details of Contracts, including names of parties, redacted.]

SCHEDULE E

REQUIRED REGULATORY APPROVALS

None.

SCHEDULE F

TERMS OF SUBORDINATED NOTES

Issuer:	Opta Minerals Inc. (the “Corporation”), a corporation existing under the laws of Canada (and, for greater certainty, being the corporation that will result from the Amalgamation (as hereinafter defined)).

Issue:	Unsecured promissory notes of the Corporation (the “Notes”) in an aggregate principal amount of up to C$2,958,067 to be issued in connection with the Acquisition (as hereinafter defined).

Description of Acquisition:

It is proposed that the Corporation will enter into an acquisition agreement (the “Acquisition Agreement”) with Speyside Equity Fund I LP (“Speyside”), Wedge Acquisition Holdings Inc., an affiliate of Speyside (“Acquiror Parent”), and Wedge Acquisition Inc., a wholly-owned subsidiary of Acquiror Parent (“Acquiror”), pursuant to which Acquiror will acquire (the “Acquisition”) all of the issued and outstanding common shares of the Corporation (the “Common Shares”), other than those Common Shares held by certain current shareholders of the Corporation who will exchange their Common Shares for shares of Acquiror Parent prior to the completion of the Acquisition, by way of amalgamation of Acquiror and the Corporation (the “Amalgamation”) under Section 181 of the Canada Business Corporations Act.

Pursuant to the terms of the Acquisition Agreement, the consideration payable to the shareholders of the Corporation for their Common Shares will consist of, at the election of each shareholder: (i) approximately C$0.5202 per Common Share payable entirely in cash (the “Cash Only Option”); or (ii) approximately C$0.3526 per Common Share payable in cash and a Note in a principal amount of approximately C$0.1676 per Common Share (the “Cash and Note Option”), subject to adjustment in accordance with the terms of the Acquisition Agreement. The Notes shall be issued effective as of the date of completion of the Amalgamation (the “Issue Date”).

SunOpta Inc. (“SunOpta”) has irrevocably agreed with Acquiror Parent and Acquiror that it will elect to accept the Cash and Note Option.

Interest Rate:	Simple interest at the rate of 2% per annum accruing from the Issue Date (as hereinafter defined) computed on the basis of a 360-day year composed of twelve 30-day months, with pro-rata payments being made for any partial months. Interest shall be payable in cash on the earlier of: (i) the Maturity Date (as hereinafter defined); and (ii) the date on which all principal outstanding under the Notes is repaid. Interest shall be payable at the same rate on overdue interest.

Maturity Date:	Thirty (30) months following the Issue Date (the “Maturity Date”).

Subordination and Postponement:

The Notes will (i) be direct obligations of the Corporation; (ii) not be guaranteed by any subsidiary of the Corporation, (iii) not be secured by any mortgage or pledge of or charge over any of the property, assets or undertaking of the Corporation or any of its subsidiaries, (iv) will be subordinate to the Senior Indebtedness in all respects; and (v) subject only to any Mandatory Prepayments described below, will be postponed to repayment of all Senior Indebtedness (as hereinafter defined).

“Senior Indebtedness” means all indebtedness of the Corporation under that certain Second Amended and Restated Credit Agreement dated as of May 18, 2012 between the Corporation, as borrower, the parties named therein from time to time as guarantors, The Bank of Nova Scotia, as administrative agent (the “Senior Indebtedness Agent”), and the Lenders, as lenders (as same may be amended, restated, supplemented or otherwise modified from time to time) (the “Credit Agreement”).

If the holder of any Note receives any payment from the Corporation under the Note in contravention of the terms of the Notes which provide that the Notes shall be subordinated to the Senior Indebtedness and postponed to repayment of all Senior Indebtedness, such payment shall be held in trust for and promptly paid by the holder to the Senior Indebtedness Agent.

The Notes will not restrict the Corporation from incurring additional indebtedness or from mortgaging, pledging or charging its property or assets to secure any other indebtedness of the Corporation.

Optional Prepayment:	Subject to prior approval of the Corporation’s principal lenders under the Senior Indebtedness to the extent that the terms of the Senior Indebtedness require such approval, the outstanding principal amount of some or all of the Notes (the “Principal Amount”) and all accrued and unpaid interest thereon may be prepaid, in whole or in part, by the Corporation at any time without penalty or premium.

Mandatory Prepayments:

The Corporation shall repay amounts owing under the Notes including any accrued interest thereon (collectively, the “Note Indebtedness”) on a quarterly basis commencing first quarter of 2016 as follows:

(a)   if the ratio of Senior Indebtedness to EBITDA of the Corporation for the prior four quarters on a rolling basis is less than or equal to 2.75:1, then the Corporation shall repay C$150,000 on the last day of the current fiscal quarter; and

(b)   if the ratio of Senior Indebtedness to EBITDA of the Corporation for the prior four quarters on a rolling basis is greater than 2.75:1 but less than or equal to 3.25:1, then the Corporation shall repay C$50,000 on the last day of the current fiscal quarter; and

(c)   if the ratio of Senior Indebtedness to EBITDA of the Corporation for the prior four quarters on a rolling basis is greater than 3.25:1, then the Corporation shall not be obligated to repay any Note Indebtedness on the last day of the current fiscal quarter.

In addition, within five (5) days of any Change of Control, the Corporation shall repay all Note Indebtedness then outstanding.

All Mandatory Prepayments of Note Indebtedness shall be applied first against the principal amount then outstanding and any surplus shall be applied against the interest then accrued and outstanding.

For purposes any such Mandatory Repayments:

“EBITDA” means for any relevant period, an amount equal to the Corporation’s net income or net loss for the period, calculated on a consolidated basis;

(a) plus, amounts deducted in calculating net income or net loss in respect of depreciation and amortization;

(b) plus, total interest expense;

(c) plus, amounts deducted in calculating net income or net loss in respect of income taxes, whether or not deferred;

and excluding:

(d) any gain or loss attributable to the sale, conversion or other disposition of property; and

(e) gains resulting from the write up of property and losses resulting from the write down of property (other than allowances for doubtful accounts receivable); and

(f) any gain or loss on the repurchase or redemption of any securities (including in connection with the early retirement or defeasance of any debt); and

(g) any unrealized, foreign currency translation gains or losses; and

(h) all non-cash gains, non-cash losses or other non-cash amounts that were included in such net income; and

(i) any amount included in net income to which any other person is entitled;

all of which shall be calculated in accordance with generally accepted accounting principles unless otherwise expressly described. Unless otherwise provided, EBITDA shall be calculated on a rolling four quarter basis. Furthermore and notwithstanding the foregoing definition of EBITDA: (i) to the extent that any amendments or add backs are made in the future to the definition for purposes of calculating EBITDA pursuant to Credit Agreement in respect of the Senior Indebtedness, the definition of EBITDA for purposes of the Mandatory Prepayments under the Notes shall be similarly amended, and (ii) the treatment of any expense as an extraordinary, unusual or non-recurring item under GAAP for the purposes of EBITDA under the Note shall treated in the same manner as under the Credit Agreement.

“Change of Control” means, other than the Amalgamation, (A) any consolidation or merger of the Corporation with or into any other corporation or other entity or person, or any other amalgamation, arrangement, corporate reorganization, other than any such amalgamation, arrangement, consolidation, merger or reorganization in which the voting shares of the Corporation immediately prior to such consolidation, merger or reorganization, continue to represent a majority of the voting power of the surviving entity (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such amalgamation, arrangement, consolidation, merger or reorganization; or (B) any transaction or series of related transactions to which the Corporation is a party in which in excess of 50% of the voting rights attached to the Corporation’s securities is transferred (provided, however, that any such transfer to an affiliate of the Acquiror Parent or to a fund managed by an affiliate of the general partner of Speyside shall not constitute a Change of Control).

Non-Transferability:	The Notes may not be transferred other than a transfer of all but not less than all of the Notes held by a holder to such holder’s, direct or indirect, wholly-owned subsidiary. A holder of Notes must give prior written notice to the Corporation of any such transfer.

Financial Information:

For so long as any Note Indebtedness remains outstanding, the Corporation shall deliver to each holder of Notes:

(a)          as soon as practicable, but in any event within 120 days after the end of each fiscal year of the Corporation audited financial statements of the Corporation for and as at the end of such fiscal year; and

(b)          as soon as practicable, but in any event within 60 days after the end of each of the first three quarters, unaudited quarterly financial statements.

Inspection Rights:	For so long as any Note Indebtedness remains outstanding, the Corporation shall permit a representative of the holders of the Notes to examine its accounts and records and discuss the Corporation’s affairs, finances and accounts with its officers, during normal business hours of the Corporation as may be reasonably requested; provided, however, that the Corporation shall not be obligated to provide access to any information that it reasonably and in good faith considers to be confidential information (unless covered by an enforceable confidentiality agreement, in form acceptable to the Corporation).

Currency:	All amounts under the Notes shall be denominated and paid in Canadian dollars.

Default:

Normal events of default for subordinated promissory notes, including: (a) failure to pay principal or premium, if any, on the Notes when due, whether at maturity, by declaration or otherwise; (b) certain events of bankruptcy, insolvency or reorganization of the Corporation under bankruptcy or insolvency laws; or (c) default in the observance or performance of any material covenant or condition of the Notes and continuance of such default for a period of 30 days after notice in writing has been given under terms of the Notes to the Corporation specifying such default and requiring the Corporation to rectify the same; or (d) any default under the Credit Agreement.

Upon default by the Corporation in payment of any amount owing under the Notes, the principal sum then outstanding plus all accrued and unpaid interest shall, at the option of the holder of the Note, become immediately due and payable without demand or notice.

Modifications and Waivers:

The rights of the holders of Notes may in certain circumstances be modified and/or events of default under the Notes may be waived by way of an Extraordinary Resolution which shall be binding upon all holders of Notes.

“Extraordinary Resolution” will be defined, in effect, as a resolution passed at a meeting of holders of Notes by the affirmative votes of the holders of at least 66 2/3% of the principal amount of Notes voted on the resolution at a meeting of holders at which a quorum, as set forth below, is present or as one or more instruments in writing signed by the holders of at least 66 2/3% in principal amount of all outstanding Notes.

Holders of at least 50% in principal amount of the outstanding Notes will constitute a quorum for a meeting of holders with respect to an Extraordinary Resolution. In the absence of a quorum, the meeting may be adjourned for a period of not less than 10 days as determined by the chairman of the meeting. Not less than five days' notice shall be given of the time and place of such adjourned meeting. At the adjourned meeting, the holders of Notes present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally called.

Governing Law:	All documentation in connection with the Notes shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

SCHEDULE G

AMENDMENTS TO CREDIT FACILITIES

[Amendments to credit facilities redacted.]